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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 10/A

                            ------------------------
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        VOICESTREAM WIRELESS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                  WASHINGTON                                     91-1956183
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)



            3650 131ST AVENUE S.E.
                 BELLEVUE, WA                                      98006
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)                       (ZIP CODE)

                                   COPIES TO:

                                 ALAN R. BENDER
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                             3650 131ST AVENUE S.E.
                               BELLEVUE, WA 98006

                               G. SCOTT GREENBURG
                                MARK S. BRITTON
                           PRESTON GATES & ELLIS LLP
                         5000 COLUMBIA SEAFIRST CENTER
                                  701 5TH AVE.
                               SEATTLE, WA 98104

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (425) 653-4600

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                   TITLE OF EACH CLASS                                 NAME OF EACH EXCHANGE ON WHICH
                   TO BE SO REGISTERED                                 EACH CLASS IS TO BE REGISTERED

                          NONE                                                      NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE
                                (TITLE OF CLASS)

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

ITEM 1. BUSINESS

GENERAL

     VoiceStream Wireless Corporation ("VoiceStream") is presently the 80.1% subsidiary of Western Wireless Corporation ("Western Wireless"); however, Western Wireless is in the process of "spinning-off" VoiceStream (the "Spin-off"). See "-- Present Relationship with Western Wireless." VoiceStream is a Washington corporation.

     VoiceStream provides personal communications services ("PCS") under the VoiceStream(R) brand name in 11 urban markets -- Denver, Seattle/Tacoma, Phoenix/Tucson, Portland, Salt Lake City, Des Moines, Oklahoma City, Honolulu, El Paso, Albuquerque and Boise -- and is currently constructing systems in San Antonio and Austin. VoiceStream holds 107 broadband PCS licenses covering approximately 62.6 million persons. VoiceStream served 322,400 PCS subscribers at December 31, 1998.


     VoiceStream was formed in 1994 as "Western PCS Corporation" to participate on behalf of Western Wireless and its shareholders in auctions held by the Federal Communications Commission ("FCC") of various PCS licenses. It was a wholly owned subsidiary of Western Wireless until February 1998, when Hutchison Telecommunications PCS (USA) Limited ("Hutchison USA"), a subsidiary of Hutchison Whampoa Limited ("Hutchison"), a Hong Kong-based company, invested $248.4 million (the "Hutchison Investment") to purchase newly issued shares of common stock representing a 19.9% interest in VoiceStream. VoiceStream operated as a Delaware corporation until April 8, 1999, when it became a Washington corporation. The results of VoiceStream are both consolidated and reported with the results for Western Wireless and separately maintained, audited, and reported as the results of VoiceStream. As a result, all financial data relating to VoiceStream herein reflect the combined operations of the PCS operating subsidiaries of Western Wireless, but do not contain any of the results of the cellular, paging and international operations of Western Wireless.


BACKGROUND

     THE WIRELESS COMMUNICATIONS INDUSTRY

     Overview

     Wireless communications systems use a variety of radio frequencies to transmit voice and data. Broadly defined, the wireless communications industry includes one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular, PCS and ESMR networks. Each such application is licensed in a distinct radio frequency block.

     Since its introduction in 1983, wireless service has grown dramatically. As of June 30, 1998, according to the Cellular Telecommunications Industry Association ("CTIA") there were over 60.8 million wireless subscribers in the United States, representing a penetration rate of 22.4%.

     In the wireless communications industry, there are two principal frequency bands licensed by the FCC for transmitting two way voice and data signals, "cellular" and "PCS." Cellular systems are generated at 824 to 899 MHz and can be either analog or digital. Although all cellular systems provide analog capabilities, digital technology has been introduced by most carriers in urban markets. Analog technology has several limitations, including lack of privacy and limited capacity. Digital systems convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital signaling, allows digital-based wireless technologies to offer new and enhanced services, such as greater call privacy, and robust data transmission features, such as "mobile office" applications (including facsimile, electronic mail and wireless connections to computer/data networks, including the Internet). See "-- Operation of Wireless Communications Systems."

     PCS is a term commonly used in the United States to describe a portion of radio spectrum from 1850 to 1990 MHz. PCS spectrum was auctioned by the FCC in six frequency blocks (A-F) beginning with the A and B Blocks in late 1994 and 1995. In late 1995 and in 1996 the C Block was auctioned and the FCC concluded simultaneous auctions of the D, E and F Blocks in 1997. In 1999, the FCC intends to reauction portions of the C, D, E and F Blocks that were returned or not purchased in previous auctions. This portion of radio spectrum is to be used by PCS licensees to provide wireless communications services. PCS competes directly with existing cellular telephone, paging and specialized mobile radio services. PCS also includes features that are not generally offered by analog cellular providers, such as data transmissions to and from portable computers, advanced paging services and facsimile services. In addition, wireless providers may eventually offer mass market wireless local loop applications in competition with wired local communications services. See "-- Governmental Regulation" for a discussion of the FCC auction process and allocation of wireless licenses.

     Operation of Wireless Communications Systems

     Wireless communications system service areas, whether cellular or PCS, are divided into multiple cells. Due to the frequencies in which they operate, a single cell in a cellular system generally transmits over a wider radius than a comparable PCS cell. In both cellular and PCS systems, each cell contains a transmitter, a receiver and signaling equipment (the "Cell Site"). The Cell Site is connected by microwave or landline telephone lines to a switch that uses computers to control the operation of the wireless communications system for the entire service area. The system controls the transfer of calls from cell to cell as a subscriber's handset travels, coordinates calls to and from handsets, allocates calls among the cells within the system and connects calls to the local landline telephone system or to a long distance telephone carrier. Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline communications system.

     Because the signal strength of a transmission between a handset and a Cell Site declines as the handset moves away from the Cell Site, the switching office and the Cell Site monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another Cell Site where the signal strength is stronger. If a handset leaves the service area of a cellular or PCS system, the call is disconnected unless there is a technical connection with the adjacent system.

     Wireless system operators normally agree to provide service to subscribers from other compatible wireless systems who are temporarily located in or traveling through their service areas in a practice called "roaming." Agreements among system operators provide that the carrier that normally provides services to the roaming subscriber pays the serving carrier at rates prescribed by the serving carrier. Analog cellular handsets are functionally compatible with cellular systems in all markets within the United States. As a result, analog cellular handsets may be used wherever a subscriber is located, as long as a cellular system is operational in the area and necessary roaming arrangements exist. Although PCS and cellular systems utilize similar technologies and hardware, they operate on different frequencies and use different technical and network standards. Dual mode phones, however, make it possible for users of one type of system to "roam" on a different type of system outside of their service area.

     PCS systems operate under one of three principal digital signal transmission technologies, or standards, that have been deployed by various operators and vendors for use in PCS systems: Global System for Mobile Communications ("GSM"), Time Division Multiple Access ("TDMA") or Code Division Multiple Access ("CDMA"). GSM is the most widely used digital wireless standard in the world serving over 120 million subscribers in approximately 130 countries. A benefit associated with GSM technology is its use of an open system architecture that allows operators to purchase network equipment from a variety of vendors that share standard interfaces for operation.

     GSM and TDMA are both based upon time-division of spectrum and are currently incompatible with each other and with CDMA. Accordingly, a subscriber of a system that utilizes GSM technology is currently unable to use a GSM handset when traveling in an area not served by GSM-based PCS operators, unless the subscriber carries a dual-mode handset that permits the subscriber to use the analog cellular system in that area. Under a memorandum of understanding between GSM operators in the

United States and Canada and the association of TDMA operators in the United States and Canada, there are plans to promote the interoperability of GSM and TDMA standards.

     The TDMA-based PCS standard offers the same features and services offered by the time division-based digital cellular standard currently in use by certain cellular operators in the United States, including AT&T Wireless and Southwestern Bell. Both the CDMA- and TDMA-based PCS standards use a closed system architecture that will limit PCS operators' choices of equipment vendors. The CDMA standard is the most widely adopted digital standard in the United States. CDMA-based PCS systems offer the same features and services offered by CDMA-based cellular systems.

THE BUSINESS OF VOICESTREAM

     VoiceStream provides PCS services under the VoiceStream brand name in 11 urban markets -- Denver, Seattle/Tacoma, Phoenix/Tucson, Portland, Salt Lake City, Des Moines, Oklahoma City, Honolulu, El Paso, Albuquerque and Boise -- and is currently constructing systems in San Antonio and Austin. VoiceStream holds 107 broadband PCS licenses covering approximately 62.6 million persons. VoiceStream has experienced rapid growth of its operations since commencement in February 1996. VoiceStream's subscribers have grown to 322,400 at December 31, 1998, and revenues have grown to $168.0 million for the year ended December 31, 1998. VoiceStream believes these results reflect the strong demand for wireless services in its markets, the success of its marketing strategy and its management capabilities.

     VoiceStream believes its PCS service offerings are more extensive than those generally offered by cellular systems in VoiceStream's markets. Service offerings include all of the services typically provided by cellular systems, as well as paging, caller identification, text messaging, smart cards, voice mail, over-the-air activation and over-the-air subscriber profile management.

     VoiceStream's goal is to achieve significant market penetration by aggressively marketing competitively priced services under its proprietary VoiceStream brand name, offering enhanced services not generally provided by cellular operators and providing superior customer service. In addition, VoiceStream is well-positioned to be a low-cost provider of PCS services by utilizing centralized management, marketing, billing and customer service functions, and by focusing on efficient customer acquisition and retention.

     VoiceStream selected GSM as the digital standard for its PCS systems because it believes GSM has significant advantages over the other competing digital standards. These advantages include the widest array of features and an open system architecture that provides cost advantages in choosing from a variety of equipment options and providers, which result from the experience of years of proven operability in Europe and Asia. GSM is the leading digital wireless standard in the world, with over 120 million customers in 130 countries.

     VoiceStream has entered into roaming agreements with substantially all of the licensees that have deployed the GSM standard in North America. Such agreements will allow VoiceStream's subscribers to roam in these carriers' PCS markets, and vice versa, when such systems are operational. VoiceStream also has approximately 90 reciprocal roaming agreements with a variety of international carriers who have chosen to deploy the GSM standard. In addition, VoiceStream has entered into roaming agreements with several cellular carriers, including Western Wireless.

     STRATEGY

     VoiceStream's principal focus is on the operation of PCS systems in urban markets in the United States. VoiceStream believes that PCS is the optimum technology for more densely populated urban areas where cellular systems are generally more expensive to deploy and face potential capacity constraints.

     VoiceStream's operating strategy is to: (i) construct and operate high quality systems with extensive coverage in urban areas; (ii) expand operations through increased subscriber growth and usage; (iii) utilize centralized management and back office functions to improve operating efficiencies and generate greater economies of scale; and (iv) acquire additional PCS licenses in urban markets.


     VoiceStream is implementing its strategy by: (i) expanding its present systems and building new systems; (ii) offering a targeted range of products to complement today's business and personal lifestyles at competitive prices; (iii) continually upgrading the quality of its network; (iv) establishing brand recognition through a strong sales and marketing program; and (v) providing a superior level of customer service.

     VOICESTREAM EMPLOYEES AND LABOR RELATIONS

     VoiceStream considers its labor relations to be good and, to VoiceStream's knowledge, none of its employees is covered by a collective bargaining agreement. As of December 31, 1998, VoiceStream employed a total of approximately 1,834 people in the following areas:

                                                              NUMBER OF
                          CATEGORY                            EMPLOYEES
                          --------                            ---------
Sales and marketing.........................................     771
Engineering.................................................     269
General and administration, including customer service......     794

     MARKETS AND SYSTEMS

     VoiceStream owns 107 broadband PCS licenses, seven of which are for Major Trading Area ("MTA") license areas and 100 of which are for Basic Trading Area ("BTA") license areas, covering a total of approximately 62.6 million persons. See "-- Governmental Regulation, Licensing of PCS Systems." MTA and BTA are terms used by the FCC to define licensed market areas and are based on the Rand McNally 1992 Commercial Atlas & Marketing Guide, 123rd Edition, at pages 38 - 39 ("BTA/MTA Map"). Rand McNally organizes the 50 states and the District of Columbia into 47 MTAs and 487 BTAs. The BTA/MTA Map is available for public inspection at the Office of Engineering and Technology's Technical Information Center, 2000 M Street, NW, Washington, DC 20554.


     VoiceStream obtained its licenses as follows: (i) six MTA licenses in the FCC's A Block auction in 1995; (ii) one MTA license from another carrier in 1996; (iii) 92 BTA licenses in the FCC's D and E Block auctions in 1997; and
(iv) eight BTA licenses from another carrier in October 1997. Cook Inlet Western Wireless PV/SS PCS, LP ("Cook Inlet PCS"), in which VoiceStream owns a 49.9% limited partnership interest, owns 18 PCS BTA licenses that were acquired in the FCC's C and F Block auctions. Cook Inlet PCS provides service in the Spokane, Tulsa, Phoenix/Tucson and Seattle/Tacoma markets. VoiceStream has also formed another joint venture with some of the same Cook Inlet PCS partners to participate in the FCC's reauction of C and F Block licenses. Through other joint ventures in which VoiceStream has an interest, PCS service is available in the Wichita market and certain markets in Iowa, and is anticipated to be available in certain markets in southern Texas in 1999. All of these operational markets use the internationally-proven GSM technology.

     Unless the context otherwise requires, when used herein, with respect to a licensed area, "persons" and "population" are interchangeable and refer to the aggregate number of persons located in such licensed area. Persons and population data are estimated for 1999 based upon 1998 estimates by Equifax Marketing Decision Systems, Inc. ("Equifax") adjusted by VoiceStream by applying Equifax's growth factors from 1997 to 1998.

                    MTA/BTA LICENSE AREA                      POPULATION    BLOCK       MHZ
                    --------------------                      ----------    -----    ---------
DENVER
  Casper-Gillette...........................................     140,000     B        30 MHz
  Cheyenne..................................................     109,000     B        30 MHz
  Colorado Springs..........................................     513,000     B        30 MHz
  Denver....................................................   2,478,000     B        30 MHz
  Fort Collins..............................................     231,000     B        30 MHz
  Grand Junction............................................     233,000     B        30 MHz
  Greeley...................................................     160,000     B        30 MHz
  Pueblo....................................................     299,000     B        30 MHz
  Rapid City................................................     194,000     B        30 MHz
  Riverton..................................................      49,000     B        30 MHz
  Rock Springs..............................................      59,000     B        30 MHz
  Scottsbluff...............................................     101,000     B        30 MHz
                                                              ----------
                                                               4,566,000
SEATTLE
  Olympia-Centralia.........................................     327,000     E        10 MHz
  Seattle-Tacoma............................................   3,090,000     E        10 MHz
                                                              ----------
                                                               3,417,000
PHOENIX
  Flagstaff.................................................     119,000     D        10 MHz
  Nogales...................................................      40,000     D        10 MHz
  Phoenix...................................................   3,191,000     D        10 MHz
  Prescott..................................................     153,000     D        10 MHz
  Sierra Vista-Douglas......................................     114,000     D        10 MHz
  Tucson....................................................     807,000     D        10 MHz
  Yuma......................................................     126,000     D        10 MHz
                                                              ----------
                                                               4,550,000
PORTLAND
  Bend......................................................     141,000     A        30 MHz
  Coos Bay-North Bend.......................................      84,000     A        30 MHz
  Eugene-Springfield........................................     312,000     A        30 MHz
  Klamath Falls.............................................      81,000     A        30 MHz
  Longview..................................................      96,000     A        30 MHz
  Medford-Grants Pass.......................................     249,000     A        30 MHz
  Portland..................................................   2,041,000     A        30 MHz
  Roseburg..................................................     103,000     A        30 MHz
  Salem-Albany..............................................     514,000     A        30 MHz
                                                              ----------
                                                               3,621,000
SALT LAKE CITY
  Logan.....................................................     101,000     A        30 MHz
  Provo-Orem................................................     358,000     A        30 MHz
  Salt Lake City............................................   1,554,000     A        30 MHz
  St. George................................................     129,000    A, E      40 MHz
  Boise-Nampa...............................................     538,000     A        30 MHz
  Idaho Falls...............................................     211,000     A        30 MHz
  Pocatello.................................................     102,000     A        30 MHz
  Twin Falls................................................     158,000     A        30 MHz
                                                              ----------
                                                               3,151,000

                    MTA/BTA LICENSE AREA                      POPULATION    BLOCK       MHZ
                    --------------------                      ----------    -----    ---------
EL PASO-ALBUQUERQUE
  Albuquerque...............................................     792,000     A        30 MHz
  Carlsbad..................................................      54,000     A        30 MHz
  Farmington-Durango........................................     194,000     A        30 MHz
  Gallup....................................................     141,000     A        30 MHz
  Las Cruces................................................     240,000     A        30 MHz
  Roswell...................................................      79,000     A        30 MHz
  Santa Fe..................................................     204,000     A        30 MHz
  El Paso...................................................     772,000     A        30 MHz
                                                              ----------
                                                               2,476,000
OKLAHOMA CITY
  Ada.......................................................      54,000     A        30 MHz
  Ardmore...................................................      88,000     A        30 MHz
  Enid......................................................      85,000    A, E      40 MHz
  Lawton-Duncan.............................................     173,000     A        30 MHz
  McAlester.................................................      53,000     A        30 MHz
  Oklahoma City.............................................   1,391,000    A, E      40 MHz
  Ponca City................................................      46,000    A, E      40 MHz
  Stillwater................................................      76,000    A, E      40 MHz
                                                              ----------
                                                               1,966,000
DES MOINES-QUAD CITIES
  Burlington................................................     137,000     A        10 MHz
  Cedar Rapids..............................................     280,000     A        10 MHz
  Clinton-Sterling..........................................     146,000     A        10 MHz
  Davenport-Moline..........................................     427,000     A        10 MHz
  Des Moines(1).............................................     776,000     A       10/30 MHz
  Dubuque...................................................     177,000     A        10 MHz
  Fort Dodge................................................     126,000     A        10 MHz
  Iowa City.................................................     122,000     A        10 MHz
  Marshalltown..............................................      56,000     A        10 MHz
  Mason City................................................     116,000     A        10 MHz
  Ottumwa...................................................     123,000     A        10 MHz
  Sioux City................................................     341,000     A        10 MHz
  Waterloo-Cedar Falls......................................     259,000     A        10 MHz
                                                              ----------
                                                               3,086,000
HONOLULU
  Hilo......................................................     142,000     A        30 MHz
  Honolulu..................................................     866,000     A        30 MHz
  Kahului-Wailuku-Lahaina...................................     123,000     A        30 MHz
  Lihue.....................................................      57,000     A        30 MHz
                                                              ----------
                                                               1,188,000
SAN ANTONIO
  San Antonio...............................................   1,805,000     D        10 MHz
DALLAS-FORT WORTH
  Abilene...................................................     256,000     D        10 MHz
  Amarillo..................................................     407,000     D        10 MHz
  Austin....................................................   1,188,000     D        10 MHz
  Big Spring................................................      35,000     D        10 MHz
  Brownwood.................................................      62,000     D        10 MHz
  Clovis....................................................      80,000     E        10 MHz
  Hobbs.....................................................      56,000     D        10 MHz
  Lubbock...................................................     404,000     E        10 MHz
  Midland...................................................     122,000    D, E      20 MHz
  Odessa....................................................     217,000    D, E      20 MHz

                    MTA/BTA LICENSE AREA                      POPULATION    BLOCK       MHZ
                    --------------------                      ----------    -----    ---------
  Paris.....................................................      91,000     D        10 MHz
  San Angelo................................................     165,000     D        10 MHz
                                                              ----------
                                                               3,083,000
ST. LOUIS
  Cape Girardeau............................................     188,000     E        10 MHz
  Carbondale-Marion.........................................     218,000     E        10 MHz
  Columbia..................................................     208,000     E        10 MHz
  Jefferson City............................................     156,000     D        10 MHz
  Kirksville................................................      56,000     E        10 MHz
  Mount Vernon..............................................     122,000     D        10 MHz
  Poplar Bluff..............................................     155,000     D        10 MHz
  Quincy-Hannibal...........................................     180,000     D        10 MHz
  Rolla.....................................................      93,000     D        10 MHz
  St. Louis.................................................   2,822,000     E        10 MHz
  West Plains...............................................      75,000     D        10 MHz
                                                              ----------
                                                               4,273,000
TULSA
  Coffeyville...............................................      61,000     D        10 MHz
WICHITA
  Hutchinson................................................     124,000     D        10 MHz
  Salina....................................................     143,000     D        10 MHz
  Wichita...................................................     652,000     D        10 MHz
                                                              ----------
                                                                 919,000
CHICAGO
  Jacksonville..............................................      71,000     E        10 MHz
CINCINNATI-DAYTON
  Dayton-Springfield........................................   1,209,000     E        10 MHz
CLEVELAND
  Ashtabula.................................................     102,000     E        10 MHz
  Canton-New Philadelphia...................................     526,000     E        10 MHz
  Cleveland-Akron...........................................   2,964,000     E        10 MHz
  East Liverpool-Salem......................................     111,000     E        10 MHz
  Erie......................................................     278,000     E        10 MHz
  Mansfield.................................................     226,000     E        10 MHz
  Meadville.................................................      89,000     E        10 MHz
  Sandusky..................................................     140,000     E        10 MHz
  Sharon....................................................     122,000     E        10 MHz
  Youngstown-Warren.........................................     480,000     E        10 MHz
                                                              ----------
                                                               5,038,000
KANSAS CITY
  Manhattan-Junction City...................................     110,000     D        10 MHz
LITTLE ROCK
  Fayetteville-Springdale...................................     292,000     E        10 MHz
  Fort Smith................................................     311,000     D        10 MHz
  Harrison..................................................      87,000     D        10 MHz
  Hot Springs...............................................     132,000     D        10 MHz
  Jonesboro-Paragould.......................................     174,000     E        10 MHz
  Little Rock...............................................     920,000     D        10 MHz
  Pine Bluff................................................     148,000     D        10 MHz
  Russellville..............................................      93,000     E        10 MHz
                                                              ----------
                                                               2,157,000
MILWAUKEE
  Milwaukee.................................................   1,789,000     D        10 MHz

                    MTA/BTA LICENSE AREA                      POPULATION    BLOCK       MHZ
                    --------------------                      ----------    -----    ---------
MINNEAPOLIS-ST. PAUL
  Aberdeen..................................................      87,000     D        10 MHz
  Bemidji...................................................      64,000     D        10 MHz
  Bismarck..................................................     127,000     E        10 MHz
  Fargo.....................................................     307,000     E        10 MHz
  Grand Forks...............................................     208,000     D        10 MHz
  Huron.....................................................      54,000     D        10 MHz
  Mitchell..................................................      84,000     D        10 MHz
  Sioux Falls...............................................     232,000     D        10 MHz
  Watertown.................................................      76,000     D        10 MHz
  Willmar-Marshall..........................................      84,000     E        10 MHz
  Worthington...............................................      96,000     D        10 MHz
                                                              ----------
                                                               1,419,000
OMAHA
  Grand Island..............................................     148,000     E        10 MHz
  Hastings..................................................      72,000     E        10 MHz
  Lincoln...................................................     332,000     E        10 MHz
  McCook....................................................      34,000     E        10 MHz
  Norfolk...................................................     112,000     E        10 MHz
  North Platte..............................................      85,000     E        10 MHz
                                                              ----------
                                                                 783,000
RICHMOND-NORFOLK
  Danville..................................................     168,000     E        10 MHz
  Lynchburg.................................................     161,000     E        10 MHz
  Martinsville..............................................      90,000     E        10 MHz
  Norfolk-VA Beach..........................................   1,763,000     E        10 MHz
  Richmond-Petersburg.......................................   1,202,000     E        10 MHz
  Staunton-Waynesburo.......................................     107,000     E        10 MHz
                                                              ----------
                                                               3,491,000
SAN FRANCISCO-SAN JOSE
  San Francisco.............................................   6,965,000     E        10 MHz
SPOKANE-BILLINGS
  Billings..................................................     307,000     E        10 MHz
  Bozeman...................................................      77,000     E        10 MHz
  Butte.....................................................      67,000     D        10 MHz
  Great Falls...............................................     164,000     E        10 MHz
  Helena....................................................      67,000     D        10 MHz
  Kalispell.................................................      72,000     D        10 MHz
  Kennewick-Pasco...........................................     189,000     D        10 MHz
  Lewiston-Moscow...........................................     123,000     E        10 MHz
  Missoula..................................................     164,000     D        10 MHz
  Walla Walla-Pendleton.....................................     169,000     D        10 MHz
                                                              ----------
                                                               1,399,000
                                                              ----------
VOICESTREAM TOTAL...........................................  62,593,000
                                                              ==========

---------------
(1) VoiceStream contributed portions of the Des Moines MTA license to Iowa Wireless (defined below). As a result, VoiceStream owns 30 MHz of the license for certain counties within the Des Moines BTA but only 10 MHz for the remainder of the Des Moines BTA.

     Cook Inlet PCS

     Cook Inlet PCS is a Delaware limited partnership ultimately controlled by Cook Inlet Region, Inc., an Alaska Native Regional Corporation, which qualifies Cook Inlet PCS for additional benefits available to a small business under FCC rules. VoiceStream holds a 49.9% partnership interest in Cook Inlet PCS. Cook Inlet PCS began operations in the Tulsa market in June 1997, in the Phoenix/Tucson market in November 1998 and in the Seattle/Tacoma and Spokane markets in February 1999. Cook Inlet PCS has not yet finalized its construction plans for the other licenses it owns. For the Phoenix/Tucson and Seattle/ Tacoma markets, Cook Inlet PCS and VoiceStream have entered into agreements allowing system leasing, resale and roaming, enabling each of them to operate on the systems constructed for the markets.

     Cook Inlet PCS owns FCC licenses to provide wireless communications services in the following 18 BTA license areas. See "-- Governmental Regulation, Licensing of PCS Systems."

                    MTA/BTA LICENSE AREA                      POPULATION    BLOCK     MHZ
                    --------------------                      ----------    -----    ------
CINCINNATI-DAYTON
  Cincinnati................................................   2,139,000     F       10 MHz
DALLAS-FORT WORTH
  Temple-Killeen............................................     354,000     F       10 MHz
KANSAS CITY
  Pittsburg-Parsons.........................................      90,000     F       10 MHz
PHOENIX
  Phoenix(1)................................................   3,191,000     F       10 MHz
  Tucson(1).................................................     807,000     F       10 MHz
                                                              ----------
                                                               3,998,000
SEATTLE
  Aberdeen..................................................      91,000     C       15 MHz
  Bellingham................................................     161,000     F       10 MHz
  Bremerton.................................................     242,000     C       15 MHz
  Port Angeles..............................................      93,000     C       15 MHz
  Seattle-Tacoma(1).........................................   3,090,000     F       10 MHz
  Wenatchee.................................................     211,000     C       15 MHz
  Yakima....................................................     259,000     C       15 MHz
                                                              ----------
                                                               4,147,000
SPOKANE-BILLINGS
  Spokane...................................................     733,000     C       15 MHz
  Walla Walla-Pendleton(1)..................................     169,000     C       15 MHz
                                                              ----------
                                                                 902,000
TULSA
  Bartlesville..............................................      47,000     C       15 MHz
  Coffeyville(1)............................................      61,000     C       15 MHz
  Muskogee..................................................     159,000     C       15 MHz
  Tulsa.....................................................     910,000     C       15 MHz
                                                              ----------
                                                               1,177,000
                                                              ----------
COOK INLET PCS TOTAL........................................  12,807,000
                                                              ==========

---------------
(1) VoiceStream also owns 10 MHz E Block licenses for these BTAs.

     Iowa Wireless

     Iowa Wireless Services, L.P. ("Iowa Wireless") is a Delaware limited partnership ultimately controlled by Iowa Network Services, Inc., an Iowa corporation. VoiceStream has a 38% limited partnership interest in Iowa Wireless. Iowa Wireless began operations in certain markets in 1998.

     Iowa Wireless owns FCC licenses to provide wireless communications services in the following 13 BTA license areas. See "-- Governmental Regulation, Licensing of PCS Systems."

                    MTA/BTA LICENSE AREA                      POPULATION    BLOCK     MHZ
                    --------------------                      ----------    -----    ------
DES MOINES-QUAD CITIES
  Burlington................................................    137,000     A, D     30 MHz
  Cedar Rapids..............................................    280,000      A       20 MHz
  Clinton-Sterling..........................................    146,000     A, D     30 MHz
  Davenport-Moline..........................................    427,000      A       20 MHz
  Des Moines................................................    207,000      A       20 MHz
  Dubuque...................................................    177,000      A       20 MHz
  Fort Dodge................................................    126,000      A       20 MHz
  Iowa City.................................................    122,000      A       20 MHz
  Marshalltown..............................................     56,000     A, D     30 MHz
  Mason City................................................    116,000     A, D     30 MHz
  Ottumwa...................................................    123,000      A       20 MHz
  Sioux City................................................    341,000      A       20 MHz
  Waterloo-Cedar Falls......................................    259,000      A       20 MHz
                                                              ---------
IOWA WIRELESS TOTAL.........................................  2,517,000
                                                              =========

     Wichita PCS

     VoiceStream manages the Wichita market under the VoiceStream brand name for Omnipoint Corp. VoiceStream is reimbursed for the costs of managing this market. Omnipoint purchases VoiceStream's D Block service at wholesale in the Wichita, Hutchinson and Salina BTAs and resells VoiceStream service to its own customers. These operations are referred to as Wichita PCS. Wichita PCS provides wireless communications services using the following three FCC licenses.

                    MTA/BTA LICENSE AREA                      POPULATION    BLOCK     MHZ
                    --------------------                      ----------    -----    ------
WICHITA
  Hutchinson................................................   124,000        D      10 MHz
  Salina....................................................   143,000        D      10 MHz
  Wichita...................................................   652,000        D      10 MHz
                                                               -------
WICHITA PCS TOTAL...........................................   919,000
                                                               =======

  STPCS

     STPCS Joint Venture, LLC ("STPCS") is a Delaware limited liability company ultimately controlled by STPCS Investment, LLC. VoiceStream has an 18% membership interest in STPCS. STPCS, through its wholly owned subsidiaries, owns seven FCC licenses to provide wireless communications services in the following six BTA markets. See "-- Governmental Regulation, Licensing of PCS Systems."

                    MTA/BTA LICENSE AREA                      POPULATION    BLOCK     MHZ
                    --------------------                      ----------    -----    ------
SAN ANTONIO
  Brownsville-Harlingen.....................................    353,000     D, F     20 MHz
  Corpus Christi............................................    556,000      D       10 MHz
  Eagle Pass-Del Rio........................................    120,000      F       10 MHz
  Laredo....................................................    215,000      D       10 MHz
  McAllen...................................................    594,000      D       10 MHz
                                                              ---------
                                                              1,838,000
HOUSTON
  Victoria..................................................    164,000      F       10 MHz
                                                              ---------
STPCS TOTAL.................................................  2,002,000
                                                              =========

     Cook Inlet/VoiceStream PCS LLC

     On February 12, 1999, VoiceStream formed a Delaware limited liability company, Cook Inlet/ VoiceStream PCS LLC. This LLC, like Cook Inlet PCS, is ultimately controlled by Cook Inlet Region, Inc., and is participating in FCC reauctions of C Block and F Block licenses. As part of that transaction, a subsidiary of Cook Inlet Region, Inc. has certain rights to exchange for shares of VoiceStream Common Stock. See Item 10 -- Description of Registrant's Securities to be Registered."

     PRODUCTS AND SERVICES

     VoiceStream provides a variety of wireless products and services designed to match a range of needs for business and personal use. VoiceStream currently offers several distinct services and features in its PCS systems, including:

     - Enhanced Features -- VoiceStream's systems offer caller identification, call hold, voice mail and numeric paging, as well as custom calling features such as call waiting, conference calling and call forwarding.

     - Messaging and Wireless Data Transmission -- Digital networks offer voice and data communications, including text messaging, through a single handset. VoiceStream believes that, as data transmission services develop, a number of uses for such services will emerge.

     - Call Security and Privacy -- Sophisticated encryption algorithms provide increased call security, encouraging users to make private, business and personal calls with significantly lower risk of eavesdropping than on analog-based systems.

     - Smart Card -- "Smart" cards, programmed with the user's billing information and a specified service package, allow subscribers to obtain PCS connectivity automatically, simply by inserting their smart cards into compatible PCS handsets.

     - Over-the-Air Activation and Over-the Air Subscriber Profile
       Management -- VoiceStream is able to transmit changes in the subscriber's feature package, including mobile number assignment and personal directory numbers, directly to the subscriber's handset.

     - Roaming -- Subscribers are able to roam throughout the United States, either on other GSM-based PCS systems operated by current licensees or by using dual-mode handsets that can be used on existing cellular systems. VoiceStream has entered into roaming agreements which allow its customers to roam on cellular systems. Dual-mode handsets allow roaming onto analog cellular systems.

     MARKETING, SALES AND CUSTOMER SERVICE

     VoiceStream's sales and marketing strategy is to generate continued subscriber growth and increased subscriber revenues. In addition, VoiceStream targets a customer base which it believes is likely to generate higher monthly service revenues, while attempting to achieve a low cost of adding new subscribers. VoiceStream markets its services under a proprietary brand name, and sells its products and services through a combination of direct and indirect distribution channels.

     - Marketing -- VoiceStream markets its PCS products and services under the proprietary VoiceStream brand name. VoiceStream's objective is to develop brand recognition of VoiceStream through substantial advertising and direct marketing in each of its PCS markets. In marketing its PCS services, VoiceStream emphasizes the enhanced features, privacy and competitive pricing of such services. VoiceStream concentrates its marketing efforts primarily on businesses and individuals "on-the-go," who benefit from integrated mobile voice, messaging and wireless data transmission capabilities, and enhanced features and services.

     - Sales -- VoiceStream sells its products and services through a combination of direct and indirect channels. VoiceStream operates 90 company-owned retail sales locations and utilizes a direct sales force of over 680 persons. VoiceStream's training programs provide its sales employees with an in-depth understanding of VoiceStream's system, products and services so that they, in turn, can provide extensive information to prospective customers. Sales commissions generally are linked both to subscriber revenue and subscriber retention, as well as to activation levels.

       VoiceStream believes that its local sales offices provide the physical presence in local markets necessary to position VoiceStream as a quality local service provider, and give VoiceStream greater control over both its costs and the sales process. VoiceStream also utilizes indirect sales through an extensive network of national and local merchant and specialty retailers. VoiceStream intends to continue to use a combination of direct and indirect sales channels, with the mix depending on the retail needs of each particular market.

       In addition, VoiceStream acts as a retail distributor of handsets and maintains inventories of handsets. Although subscribers generally are responsible for purchasing or otherwise obtaining their own handsets, VoiceStream has historically sold handsets below cost to respond to competition and general industry practice and expects to continue to do so in the future.

     - Customer Service -- Customer service is a significant element of VoiceStream's operating philosophy. VoiceStream is committed to attracting and retaining subscribers by providing consistently superior customer service. In Albuquerque, New Mexico, VoiceStream maintains a highly sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise, 24 hours a day, 365 days a year.

     VoiceStream implements credit check procedures at the time of sale and continuously monitors customer churn (the rate of subscriber attrition). VoiceStream believes that it helps manage its churn rate through an outreach program implemented through its sales force and customer service personnel. This program not only enhances subscriber loyalty, but also increases add-on sales and customer referrals. The outreach program allows the sales staff to check customer satisfaction, as well as to offer additional calling features, such as voice mail, call waiting and call forwarding.

     SUPPLIERS AND EQUIPMENT VENDORS

     VoiceStream does not manufacture any of the handsets or network equipment used in its operations. The high degree of compatibility among different manufacturers' models of handsets and network equipment allows VoiceStream to design, construct and operate its systems without being dependent upon any single source of such equipment. The handsets and network equipment used in VoiceStream's operations are available for purchase from multiple sources, and VoiceStream anticipates that such equipment will continue to be available in the foreseeable future. VoiceStream currently purchases handsets primarily from Motorola Inc., Ericsson Inc., Mitsubishi Wireless Communications, Inc. and Nokia Mobile Phones, Inc. (together with its affiliate, Nokia Telecommunications Inc., "Nokia"). VoiceStream currently purchases network equipment primarily from Northern Telecom Inc. and Nokia.

     COMPETITION

     Competition for subscribers among wireless licensees is based principally upon the services and features offered, the technical quality of the wireless systems, customer service, system coverage, capacity and price. Under current FCC rules, there may be up to seven PCS licensees in each geographic area in addition to the two cellular licensees. Also, SMR dispatch system operators have constructed digital mobile communications systems on existing SMR frequencies, referred to as ESMR, in many cities throughout the United States, including some of the markets in which VoiceStream operates.

     VoiceStream is a relatively new entrant in a highly competitive market. VoiceStream's principal competitors are the cellular service providers in its markets, many of which have been operational for a number of years, and national PCS providers, many of which offer no or low cost roaming and toll calls. Many of VoiceStream's competitors have significantly greater financial and technical resources than those available to VoiceStream and provide comparable services in competition with VoiceStream's PCS systems. These competitors include AirTouch Cellular Communications, Inc. ("AirTouch"), AT&T Wireless Services, Inc. ("AT&T Wireless") Bell Atlantic Mobile ("Bell Atlantic"), GTE Mobilnet, Inc. ("GTE Mobilnet"), Sprint PCS L.P. ("Sprint PCS") and U.S. West Wireless LLC ("US West"). VoiceStream also competes with paging, dispatch and conventional mobile telephone companies, resellers and landline telephone service providers in its PCS markets. Potential users of wireless systems may, however, find their communications needs satisfied by other current and developing technologies. One or two-way paging or beeper services that feature voice messaging and data display as well as tone only service may be adequate for potential subscribers who do not need to speak to the caller. In the future, wireless service may also compete more directly with traditional landline telephone service providers.

     VoiceStream's principal PCS competitors use standards other than GSM. As a result, VoiceStream's subscribers may not be able to conveniently use PCS services while roaming in areas outside its markets. US West and Sprint PCS use the CDMA standard. AT&T Wireless and Southwestern Bell use the TDMA standard.

     The FCC requires all cellular and PCS licensees to provide service to "resellers." A reseller provides wireless service to customers but does not hold an FCC license or own facilities. The reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's services and also a competitor of that licensee. Several small resellers currently operate in competition with VoiceStream's systems. With respect to PCS licensees, the resale obligations terminate five years after the last group of initial licenses of currently allotted PCS spectrum is awarded.

     In the future, VoiceStream expects to face increased competition from entities providing similar services using other communications technologies. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

     VoiceStream recognizes that technological advances and changing regulations have led to rapid evolution of the wireless telecommunications industry. At the end of 1996, the FCC transferred 200 MHz of spectrum previously allocated to federal government use to the private sector. In April of 1997, the FCC auctioned 30 MHz of spectrum for Wireless Communications Services, which can provide fixed or mobile telecommunications service. In late 1997, the FCC also auctioned 10 MHz of spectrum for Specialized Mobile Radio service, another potential competitor with PCS and cellular service. Moreover, in 1998, the FCC auctioned more than 1000 MHz of spectrum for Local Multipoint Distribution Service ("LMDS"). VoiceStream acquired 16 licenses as a result of such auction. During 1998, the FCC auctioned 25 MHz of spectrum for the General Wireless Communications Service, plus additional spectrum in the 220 MHz and 39 MHz bands. VoiceStream cannot foresee how technological progress or economic incentive will affect competition from these new services. In all instances, the FCC reserves the right to amend or repeal its service regulations and auction schedule.

     INTELLECTUAL PROPERTY

     VoiceStream holds federal trademark registration of the marks "VoiceStream" and "VoiceStream and Design," and has registered or applied for various other trade and service marks with the United States Patent and Trademark Office.

     ORGANIZATION

     VoiceStream holds its FCC licenses and conducts all operations through a number of direct and indirect wholly-owned subsidiaries and through certain affiliates. Indirect wholly-owned subsidiaries of VoiceStream are the 49.9% limited partner of Cook Inlet PCS, the 38.0% limited partner of Iowa Wireless, the 18.0% member of STPCS, and the non-controlling member of Cook Inlet/VoiceStream LLC. In three BTAs, VoiceStream and Cook Inlet PCS each own a license for 10 MHz of PCS spectrum that are the subject of agreements allowing each of VoiceStream and Cook Inlet PCS to operate on the PCS systems built by VoiceStream in those BTAs.

GOVERNMENTAL REGULATION

     The FCC regulates the licensing, construction, operation, acquisition and sale of cellular and PCS systems in the United States pursuant to the Communications Act of 1934, as amended from time to time, and the rules, regulations and policies promulgated by the FCC thereunder (the "Communications Act").

     LICENSING OF PCS SYSTEMS

     In order to increase competition in wireless communications, promote improved quality and service and make available the widest possible range of wireless services, federal legislation was enacted directing the FCC to allocate radio frequency spectrum for PCS by competitive bidding. A PCS system operates under a protected geographic service area license granted by the FCC for a particular market on one of six frequency blocks allocated for broadband PCS service. The FCC has divided the United States and its possessions and territories into PCS markets made up of 493 BTAs and 51 MTAs. Each MTA consists of at least two BTAs. As many as seven licensees will compete in each PCS service area. The FCC has allocated 120 MHz of radio spectrum in the 2 GHz band for licensed PCS services. The FCC divided the 120 MHz of spectrum into six individual blocks, each of which is allocated to serve either MTAs or BTAs. The spectrum allocation includes two 30 MHz blocks (A and B Blocks) licensed for each of the 51 MTAs, one 30 MHz block (C Block) (which has been split in some BTAs into two 15 MHz blocks) licensed for each of the 493 BTAs, and three 10 MHz blocks (D, E and F Blocks) licensed for each of the 493 BTAs. A PCS license will be awarded for each MTA or BTA in every block, for a total of more than 2,000 licenses. During 1997, the last of these auctions was completed; however, a reauction of certain C, D, E and F Block licenses is currently scheduled for 1999.

     Under the FCC's current rules specifying spectrum ownership limits affecting broadband PCS licensees, no entity may hold licenses for more than 45 MHz of PCS, cellular and SMR services regulated as Commercial Mobile Radio Service ("CMRS") where there is significant overlap in any geographic area (significant overlap will occur when at least ten percent of the population of the PCS licensed service area is within the Cellular Geographic Service Area ("CGSA") and/or SMR service area, as defined by the FCC). The FCC is currently reexamining these ownership limits.

     Western Wireless owns cellular licenses serving markets that are wholly or partially within the Denver MTA and the Oklahoma City MTA, resulting in Western Wireless exceeding the FCC's current 45 MHz CMRS cross ownership restriction described above. Western Wireless has filed waiver requests with the

FCC with respect to both MTAs, both of which are pending, and has been allowed to delay compliance with the ownership restriction until the FCC rules on the waiver requests. In the event that this restriction is not waived or the rule itself revised, either VoiceStream or Western Wireless will be obligated to divest sufficient portions of their markets in the Denver and Oklahoma City MTA to come into compliance with the rules. VoiceStream does not believe such restriction or any actions Western Wireless or VoiceStream is required to take to comply therewith will have a material adverse effect on VoiceStream due to the relatively minor geographic overlap.

     All PCS licenses are granted for a ten year term, at the end of which they must be renewed. The FCC has adopted specific standards to apply to PCS renewals, under which the FCC will award a renewal expectancy to a PCS licensee that (i) has provided substantial service during its past license term and (ii) has substantially complied with applicable FCC rules and policies and the Communications Act. All 30 MHz PCS licensees, including VoiceStream, must construct facilities that offer coverage to one-third of the population of their service area within five years of their initial license grants and to two-thirds of the population within ten years. Licensees that fail to meet the coverage requirements may be subject to forfeiture of the license.

     FCC rules restrict the voluntary assignments or transfers of control of C and F Block licenses. During the first five years of the license term, assignments or transfers affecting control are permitted only to assignees or transferees that meet the eligibility criteria for participation in the entrepreneur block auction at the time the application for assignment or transfer of control is filed, or if the proposed assignee or transferee holds other licenses for C and F Blocks and, at the time of receipt of such licenses, met the same eligibility criteria. Any transfers or assignments during the entire ten year initial license term are subject to an unjust enrichment penalty of acceleration of any installment payment plans should the assignee or transferee not qualify for the same benefits. Any transfers or assignments during the first five years of the initial license term are subject to an unjust enrichment penalty of forfeiture of bidding credits. In the case of the C and F Blocks, the FCC will conduct random audits to ensure that licensees are in compliance with the FCC's eligibility rules. Violations of the Communications Act or the FCC's rules could result in license revocations, forfeitures or fines.

     For a period of up to ten years after the grant of a PCS license (subject to extension), a PCS licensee will share spectrum with existing licensees that operate certain fixed microwave systems within its license area. To secure a sufficient amount of unencumbered spectrum to operate its PCS systems efficiently and with adequate population coverage, VoiceStream will need to relocate many of these incumbent licensees. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC adopted (i) a transition plan to relocate such microwave operators to other spectrum blocks and (ii) a cost sharing plan so that if the relocation of an incumbent benefits more than one PCS licensee, the benefiting PCS licensees will share the cost of the relocation. Initially, this transition plan allowed most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. The FCC has shortened the voluntary negotiation period by one year (without lengthening the mandatory negotiation period) for PCS licensees in the C, D, E and F Blocks. For public safety entities dedicating a majority of their system communications for police, fire or emergency medical services operations, the voluntary negotiation period is three years, with an additional two year mandatory negotiation period. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the incumbent microwave user is permitted to continue its operations until final FCC resolution of the matter. The transition and cost sharing plans expire on April 4, 2005, at which time remaining incumbents in the PCS spectrum will be responsible for their costs to relocate to alternate spectrum locations.

     Cellular and PCS systems are subject to certain Federal Aviation Administration regulations respecting the location, lighting and construction of transmitter towers and antennae and may be subject to regulation under the National Environmental Policy Act and the environmental regulations of the FCC. State or local zoning and land use regulations also apply to VoiceStream's activities. VoiceStream uses, among other facilities, common carrier point to point microwave facilities to connect cell sites and to link them to the main switching office. These facilities are separately licensed by the FCC and are subject to regulation as to technical parameters and service.

     VoiceStream has purchased its PCS licenses from private parties and the federal government. VoiceStream has used a combination of debt and equity financing to acquire such licenses. Some joint ventures in which VoiceStream holds an interest have utilized financing from the federal government to the extent available.

     TRANSFERS AND ASSIGNMENTS OF PCS LICENSES

     The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a license for a PCS system (proforma transfer of control does not require prior FCC approval). In addition, the FCC has established transfer disclosure requirements that require licensees who transfer control of or assign a PCS license within the first three years of their license term to file associated contracts for sale, option agreements, management agreements or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds a PCS license or PCS system generally may be bought or sold without FCC approval. Any acquisition or sale by VoiceStream of PCS interests may also require the prior approval of the Federal Trade Commission and the Department of Justice, if over a certain size, as well as state or local regulatory authorities having competent jurisdiction.

     FOREIGN OWNERSHIP

     Under the Communications Act, no more than 25% of an FCC licensee's capital stock may be indirectly owned or voted by non-U.S. citizens or their representatives, by a foreign government, or by a foreign corporation, absent an FCC finding that a higher level of alien ownership is not inconsistent with the public interest. In November 1997, the FCC adopted new rules, effective in February 1998, in anticipation of implementation of the World Trade Organization Basic Telecom Agreement ("WTO Agreement"). Formerly, potential licensees had to demonstrate that their markets offered effective competitive opportunities in order to obtain authorization to exceed the 25% indirect foreign ownership threshold. Under the new rules, this showing now only applies to non-WTO members. Applicants from WTO Agreement signatories have an "open entry" standard: they are presumed to offer effective competitive opportunities. However, the FCC reserves the right to attach additional conditions to a grant of authority, and, in the exceptional case in which an application poses a very high risk to competition, to deny the application. The limitation on direct foreign ownership in an FCC licensee remains fixed at 20%, with no opportunity to increase the percentage, and is unaffected by the FCC's new rules. VoiceStream has applied for and received FCC approval for foreign ownership of up to 39.9%. As of the effective date of the Spin-off, foreign ownership of VoiceStream is less than 30%.

     The WTO Agreement also obligates signatories to open their domestic telecommunications markets to foreign investment and foreign corporations. The WTO Agreement will increase investment and competition in the United States, potentially leading to lower prices, enhanced innovation and better service. At the same time, market access commitments from WTO Agreement signatories will provide U.S. service suppliers opportunities to expand abroad.

     TELECOMMUNICATIONS ACT OF 1996 AND OTHER RECENT INDUSTRY DEVELOPMENTS

     On February 8, 1996, the Telecommunications Act of 1996 (the "Telecommunications Act") was signed into law, substantially revising the regulation of communications. The goal of the Telecommunications Act is to enhance competition and remove barriers to market entry, while deregulating the communications industry to the greatest extent possible. To this end, local and long-distance communications providers will, for the first time, be able to compete in the other's market, and telephone and cable companies will likewise be able to compete in each other's markets. To facilitate the entry of new carriers into existing markets, the Telecommunications Act imposes certain interconnection requirements on incumbent carriers. Additionally, all telecommunications providers are required to make an equitable and nondiscriminatory contribution to the preservation and advancement of universal service. VoiceStream cannot predict the outcome of the FCC's rulemaking proceedings to promulgate regulations to implement the new law or the effect of the new regulations on cellular service or PCS, and there can be no assurance that such regulations will not adversely affect VoiceStream's business or financial condition.

     The Telecommunications Act codifies the policy that non-regional Bell operating company CMRS providers will not be required to provide equal access to long distance carriers, and relieved such CMRS providers of their existing equal access obligations. The FCC, however, may require CMRS carriers to offer unblocked access (i.e., implemented by the subscriber's use of a carrier identification code or other mechanisms at the time of placing a call) to the long distance provider of a subscriber's choice. The FCC has terminated its inquiry into the imposition of equal access requirements on CMRS providers.


     On July 26, 1996, the FCC released a Report and Order establishing timetables for making emergency 911 services available by cellular, PCS and other mobile service providers, including "enhanced 911" services that provide the caller's telephone number, location and other useful information. Cellular and PCS providers must be able to process and transmit 911 calls (without call validation), including those from callers with speech or hearing disabilities. If a cost recovery mechanism is in place and a Public Service Answering Point ("PSAP") requests and is capable of processing the caller's telephone number and location information, cellular, PCS, and other mobile service providers must relay a caller's automatic number identification and Cell Site location, and by 2001 they must be able to identify the location of a 911 caller within 125 meters in 67% of all cases. State actions incompatible with the FCC rules are subject to preemption. On December 1, 1997, the FCC required wireless carriers to transmit all 911 calls without regard to validation procedures intended to identify and intercept calls from non-subscribers.


     On August 1, 1996, the FCC released a Report and Order expanding the flexibility of cellular, PCS and other CMRS providers to provide fixed as well as mobile services. Such fixed services include, but need not be limited to, "wireless local loop" services, e.g., to apartment and office buildings, and wireless backup to PBXs and local area networks, to be used in the event of interruptions due to weather or other emergencies. The FCC has not yet decided how such fixed services should be regulated, but it has proposed a presumption that they be regulated as CMRS services.

     On August 8, 1996, the FCC released its order implementing the interconnection provisions of the Telecommunications Act. The FCC's decision is lengthy and complex and is subject to petitions for reconsideration and judicial review (as described below), and its precise impact is difficult to predict with certainty. However, the FCC's order concludes that CMRS providers are entitled to reciprocal compensation arrangements with local exchange carriers ("LECs") and prohibits LECs from charging CMRS providers for terminating LEC-originated traffic. Under the rules adopted by the FCC, states must set arbitrated rates for interconnection and access to unbundled elements based upon the LECs' long-run incremental costs, plus a reasonable share of forward-looking joint and common costs. In lieu of such cost-based rates, the FCC has established proxy rates to be used by states to set interim interconnection rates pending the establishment of cost-based rates. The FCC has also permitted states to impose "bill and keep" arrangements, under which CMRS providers would make no payments for LEC termination of calls where LECs and CMRS providers have symmetrical termination costs and roughly balanced traffic flows. However, the FCC has found no evidence that these conditions presently exist. The relationship of these charges to the payment of access charges and universal service contributions has not yet been resolved by the FCC. LECs and state regulators filed appeals of the interconnection order, which have been consolidated in the US Court of Appeals for the Eighth Circuit. The Court has vacated many of the rules adopted by the FCC, including those rules governing the pricing of interconnection services, but specifically affirmed the FCC rules governing interconnection with CMRS providers. In January 1998, the U.S. Supreme Court agreed to review the Eighth Circuit decision. In January 1999, the U.S. Supreme Court reversed many aspects of the Eighth Circuit's judgment holding that: (i) the FCC has general jurisdiction to implement the Telecommunications Act's local-competition provisions; (ii) the FCC's rules governing unbundled access are consistent with the Telecommunications Act, except for Rule 319, which gives requesting carriers blanket access to network elements; and (iii) the "pick and choose" rule is a reasonable interpretation of the Telecommunications Act. The FCC will now have to reexamine the list of unbundled network elements that incumbent local exchange carriers must offer to competitors. Furthermore, as a result of the Supreme Court's vacating and remanding the Eighth Circuit's ruling that the FCC lacked authority to set local pricing standards, the Eighth Circuit will have to decide whether the FCC's total-element long-run incremental cost methodology for setting interconnection and unbundled network element rates violates the Telecommunications Act.

     In its implementation of the Telecommunications Act, the FCC recently established new federal universal service rules, under which wireless service providers for the first time are eligible to receive universal service subsidies, but also are required to contribute to both federal and state universal service funds. For the first quarter of 1998, the FCC's universal service assessments amount to 0.72% of interstate and intrastate telecommunications revenues for schools, libraries and rural healthcare support mechanisms and an additional 3.19% of interstate telecommunications revenues for high cost and low income support mechanisms. Various parties have challenged the FCC's universal service rules, and the cases have been consolidated in the U.S. Court of Appeals for the Fifth Circuit. VoiceStream cannot predict the outcome of this proceeding.

     The FCC has adopted rules on telephone number portability which will enable subscribers to migrate their landline and cellular telephone numbers to a PCS carrier and from a PCS carrier to another service provider. Various parties have challenged the number portability requirements as they apply to CMRS providers. These challenges are still pending at the FCC and in the courts. VoiceStream can not predict the outcome of such challenges. In February 1999, the FCC extended the deadline for CMRS carriers to implement service provider local number portability until November 24, 2002.

RELATIONSHIP BETWEEN VOICESTREAM AND WESTERN WIRELESS PRIOR TO THE SPIN-OFF

     Although VoiceStream is presently an 80.1% subsidiary of Western Wireless, Western Wireless is the process of "spinning-off" VoiceStream pursuant to an Agreement and Plan of Distribution ("Distribution Agreement"). In the Spin-off, Western Wireless will distribute to its shareholders one share of common stock, no par value, of VoiceStream ("VoiceStream Common Stock") for each share of Class A common stock, no par value, of Western Wireless (the "Class A Common Stock") and Class B common stock, no par value, of Western Wireless (the "Class B Common Stock") owned by each shareholder (Class A Common Stock and Class B Common Stock are referred to collectively as the "Western Wireless Common Stock"). After the Spin-off, VoiceStream will be a separate company, no longer owned in any way by Western Wireless, although there will be some overlapping management. See "Item 5. Directors and Executive Officers."

     As a wholly-owned subsidiary, VoiceStream in the past had secured favorable intercompany loans from Western Wireless, which loans bore interest on the long-term advances ranging between 8% and 11.1%. VoiceStream also relied upon the assets and cash flow of Western Wireless in securing loans from third parties, and VoiceStream and Western Wireless shared services of officers, employees and others. The salaries and benefits of such persons and other centralized general and administrative costs and assets were allocated between Western Wireless and VoiceStream in a manner which reflected the relative time devoted to each of the operational units.

     In connection with the Hutchison Investment, Western Wireless converted to equity a portion of the loans Western Wireless had made to VoiceStream, which together with its other capital investments in VoiceStream equalled $750 million at the closing of the Hutchison Investment. VoiceStream also repaid to Western Wireless $105.4 million of indebtedness owed by VoiceStream to Western Wireless. In addition, VoiceStream and Western Wireless agreed that neither of them would have any liability regarding indebtedness of the other and VoiceStream and Western Wireless entered into their own credit arrangements with a separate syndicate of banks. Finally, VoiceStream entered into agreements with Western Wireless which, among other things, formalized the allocation of overhead costs and expenses, cash management and the tax sharing arrangements between Western Wireless and VoiceStream, as well as roaming arrangements on each other's systems. All of these agreements, except the tax sharing agreement, terminate on the effective date of the Spin-off (the "Effective Date").

     At the time of the Hutchison Investment, Western Wireless and Hutchison USA entered into a shareholders agreement, which provides, among other things, for the following:

          (i) Hutchison USA has the right to designate two directors to a ten person VoiceStream Board of Directors with such number of directors being subject to increase or decrease depending upon increases or decreases in Hutchison USA's percentage ownership of VoiceStream;

          (ii) each of Western Wireless and Hutchison USA have certain rights of first offer or first refusal in the event the other proposes to sell its stock in VoiceStream under specified circumstances;

          (iii) Hutchison USA has certain tag along rights to sell its shares, and is subject to certain drag along obligations to sell its shares, if Western Wireless proposes to sell its stock in VoiceStream;

          (iv) each of Western Wireless and Hutchison USA have certain preemptive rights in connection with issuances by VoiceStream of equity securities;

          (v) Hutchison USA's consent would be required with respect to an initial public offering of VoiceStream stock during the 18 month period immediately following the purchase by Hutchison USA of the VoiceStream shares;

          (vi) Hutchison USA will have certain approval rights with respect to VoiceStream entering into employment contracts with certain members of senior management of Western Wireless and certain other transactions with affiliates; and

          (vii) Hutchison USA has certain demand and piggyback registration rights for its shares of VoiceStream Common Stock.

     In addition, Hutchison USA has the right to require a public sale of Hutchison USA's equity interest in VoiceStream or, in certain cases, to sell Hutchison USA's equity interest in VoiceStream to Western Wireless, if VoiceStream takes any of the following actions without Hutchison USA's consent:
(a) any incurrence of indebtedness in excess of $10 million in a single instance or $25 million in the aggregate in a fiscal year, other than pursuant to financing arrangements in effect at the date of the closing of the Hutchison Investment or as previously approved by Hutchison USA; (b) adoption of any annual capital expenditures budget, annual operating plan and budget or any material amendment to either thereof; (c) any acquisition of a PCS system or wireless telecommunications business (or interest therein) in a transaction or auction involving an aggregate acquisition cost in excess of $100 million; and
(d) any disposition of a PCS system or wireless telecommunications business (or interest therein) in a transaction involving an aggregate sales price in excess of $50 million.

     The shareholders agreement also sets forth the events which will trigger a termination of some or all of the foregoing rights and obligations, which events include a public sale of VoiceStream Common Stock or a spin-off resulting in a public float of at least 15% of the outstanding VoiceStream Common Stock, certain transfers by Hutchison USA of the VoiceStream Common Stock, dilution of Hutchison USA's ownership interest in VoiceStream below certain specified levels and certain mergers and other transactions.

     The only rights of Hutchison USA under such shareholder's agreement which survive the Spin-off are its preemptive rights, its demand and piggyback registration rights, and Hutchison USA's rights to transfer its right to designate directors and demand and piggy back registration rights to persons who acquire from Hutchison USA 50% or more of the shares of VoiceStream Common Stock purchased by Hutchison USA in the Hutchison Investment.

     In November 1997, an affiliate of Hutchison USA acquired 3,888,888 shares of Western Wireless Class A Common Stock for a purchase price of approximately $19 per share (approximately $74 million).


     Effective upon the Spin-off, Hutchison USA and certain other principal shareholders of VoiceStream will enter into an agreement whereby such shareholders agree to vote for each other's designees to the VoiceStream Board of Directors. See "Item 4. Security Ownership of Certain Beneficial Owners and Management -- VoiceStream Voting Agreement."

AGREEMENT AND PLAN OF DISTRIBUTION; RELATIONSHIP BETWEEN WESTERN WIRELESS AND VOICESTREAM AFTER THE SPIN-OFF

     VoiceStream and Western Wireless have entered into an Agreement and Plan of Distribution (the "Distribution Agreement") which, in general, outlines the anticipated relationship between the two companies after the Spin-off. The following sets forth a summary of the material terms and provisions of the Distribution Agreement.

     ESTABLISHMENT OF VOICESTREAM BENEFIT AND COMPENSATION PLANS

     VoiceStream 401(k) Plan

     The Distribution Agreement contemplates that VoiceStream will establish a defined contribution 401(k) plan (the "VoiceStream 401(k) Plan") substantially similar to Western Wireless' 401(k) plan presently in effect. The VoiceStream 401(k) Plan will give participants credit for service as Western Wireless employees. After the Spin-off and the establishment of the VoiceStream 401(k) Plan, the account balances of participants in the VoiceStream 401(k) Plan will be transferred from Western Wireless' 401(k) plan to the VoiceStream 401(k) Plan.

     VoiceStream Stock Option Plan

     VoiceStream will establish a stock option plan (the "VoiceStream Stock Option Plan") substantially similar to Western Wireless' stock option plan presently in effect. As part of the Spin-off and pursuant to the Distribution Agreement, VoiceStream will issue new options and Western Wireless will amend its existing options in order to maintain for Western Wireless option holders the value of their existing stock options.

     Vested Western Wireless Options


     Individuals who hold vested options to purchase Western Wireless Common Stock ("Vested Western Wireless Options") will receive an equal number of vested options to purchase VoiceStream Common Stock ("Vested VoiceStream Options") which will be governed by the VoiceStream Stock Option Plan. The original exercise price of the Vested Western Wireless Options will then be allocated between the Vested Western Wireless Options and the Vested VoiceStream Options. This allocation will be pro rata, based upon the respective average daily last trade price of each of the Western Wireless Common Stock and the VoiceStream Common Stock during a period (the "Averaging Period") of ten trading days beginning the fifth trading day after the Effective Date. For example, if the original exercise price of an individual's Vested Western Wireless Options was $20.00, and during the Averaging Period the average daily last trade price of the Western Wireless Common Stock was $15.00 and the average daily last trade price of the VoiceStream Common Stock was $10.00 (a total for both of $25.00), then for Western Wireless the respective percentage of the total price for both would be 60% (15/25) and for VoiceStream the respective percentage of the total price for both would be 40% (10/25) and the exercise price for the Vested Western Wireless Options would be $20.00 x 60%, or $12.00, and the exercise price for the Vested VoiceStream Options would be $20.00 x 40%, or $8.00.


     Unvested Western Wireless Options

     Western Wireless Employees. Each individual who continues as a Western Wireless employee after the Spin-off and who holds options to purchase Western Wireless Common Stock that are not vested ("Unvested Western Wireless Options"), will surrender their Unvested Western Wireless Options and in replacement thereof will be granted by Western Wireless new unvested options to purchase a number of shares of Western Wireless Common Stock ("New Unvested Western Wireless Options"). The number of shares subject to the New Unvested Western Wireless Options shall be determined by multiplying the number of shares represented by the Unvested Western Wireless Options by a fraction, the numerator of which is the sum of the average daily last trade prices of both Western Wireless Common Stock and

VoiceStream Common Stock during the Averaging Period, and the denominator of which is the average of the daily last trade prices of Western Wireless Common Stock during the Averaging Period. The new exercise price shall be determined by multiplying the exercise price for the Unvested Western Wireless Options by a fraction, the numerator of which is the average of the daily last trade prices of Western Wireless Common Stock during the Averaging Period, and the denominator of which is the sum of the average daily last trade prices of both Western Wireless Common Stock and VoiceStream Common Stock during the Averaging Period. For example, if the number of shares subject to the Unvested Western Wireless Options was 100 at an exercise price of $20.00, and during the Averaging Period the average daily last trade price of the Western Wireless Common Stock was $16.00 and the average daily last trade price of the VoiceStream Common Stock was $12.00, the number of shares subject to the New Unvested Western Wireless Options would be 175 (100 shares x $28.00/$16.00), and the exercise price for the New Unvested Western Wireless Options would be $11.43 ($20.00 x $16.00/$28.00). In addition, the vesting period and expiration date of the New Unvested Western Wireless Options will be the same as the Unvested Western Wireless Options.

     VoiceStream Employees. Each individual who becomes a VoiceStream employee at the time of the Spin-off who holds Unvested Western Wireless Options, will surrender their Unvested Western Wireless Options and in replacement thereof will be granted by VoiceStream unvested options to purchase a number of shares of VoiceStream Common Stock ("Unvested VoiceStream Options"). The number of shares subject to the Unvested VoiceStream Options shall be determined by multiplying the number of shares represented by the Unvested Western Wireless Options by a fraction, the numerator of which is the sum of the average daily last trade prices of both Western Wireless Common Stock and VoiceStream Common Stock during the Averaging Period, and the denominator of which is the average of the daily last trade prices of VoiceStream Common Stock during the Averaging Period. The new exercise price shall be determined by multiplying the exercise price for the Unvested Western Wireless Options by a fraction, the numerator of which is the average of the daily last trade prices of VoiceStream Common Stock during the Averaging Period, and the denominator of which is the sum of the average daily last trade prices of both Western Wireless Common Stock and VoiceStream Common Stock during the Averaging Period. For example, if the number of shares subject to the Unvested Western Wireless Options was 100 at an exercise price of $20, and during the Averaging Period the average daily last trade price of the Western Wireless Common Stock was $16.00 and the average daily last trade price of the VoiceStream Common Stock was $12.00, the number of shares subject to the Unvested VoiceStream Options would be 233 (100 shares x $28.00/$12.00), and the exercise price for the Unvested VoiceStream Options would be $8.57 ($20.00 x $12.00/$28.00). In addition, the vesting period and expiration date of the Unvested VoiceStream Options will be the same as the Unvested Western Wireless Options.

     Three executive officers (Messrs. Stanton, Guthrie and Bender) will be executive officers of Western Wireless and VoiceStream after the Spin-off. Their Unvested Western Wireless Options will be divided ratably between New Unvested Western Wireless Options and Unvested VoiceStream Options consistent with the above.

     VoiceStream Restricted Stock Plan

     VoiceStream will establish a restricted stock plan (the "VoiceStream Restricted Stock Plan") substantially similar to Western Wireless' restricted stock option plan presently in effect. All individuals who hold restricted Western Wireless Common Stock on the Effective Date, will receive an equal number of restricted shares of VoiceStream Common Stock in the Spin-off, which shall be governed by the VoiceStream Restricted Stock Plan.

     VoiceStream Stock Purchase Plan

     VoiceStream will establish an employee stock purchase plan substantially similar to Western Wireless's employee stock purchase plan presently in effect. VoiceStream will fund this plan with VoiceStream Common Stock.

     ADMINISTRATIVE SERVICES

     Western Wireless and VoiceStream expect to provide their own administrative services after the Spin-off. However, for a period of up to twelve months after the Spin-off, Western Wireless and VoiceStream will generally make their employees available to each other as necessary to support the activities of each party in areas including, without limitation, accounting, tax and legal advice and services and human resources.

     The party rendering these services will be entitled to receive from the other, upon the presentation of invoices therefor, payment for its reasonable costs and expenses incurred in providing such services.

     PAYMENT OF INSURANCE CLAIMS

     Western Wireless currently maintains insurance policies that provide coverage for each of Western Wireless' business and VoiceStream's business. Certain of these policies are "claims made" policies and these must be in place both at the time of occurrence of the insured loss and at the time a resulting claim is made. In order to ensure continuity of coverage of these "claims made" policies, Western Wireless will purchase so-called "run-off" coverage for a minimum time of 3 years following the Spin-off. The responsibility for the premiums associated with the "run-off" policies shall be shared equally by Western Wireless and VoiceStream.

     Western Wireless and VoiceStream are aware there are and may be a number of occurrences before the Effective Date involving the activities of VoiceStream's business for which claims have been or may be made ("Incurred Claims"), and are aware that additional Incurred Claims involving the activities of VoiceStream's business may come to light which will result in insurance claims under either "claims made" or "claims accrued" policies covering the combined businesses. Western Wireless will promptly notify VoiceStream of any such Incurred Claims asserted against Western Wireless relating in whole or in part to VoiceStream's business. VoiceStream will promptly notify Western Wireless of any Incurred Claims asserted against VoiceStream or the VoiceStream Subsidiaries which VoiceStream reasonably believes are covered by such policies covering the combined businesses. VoiceStream will have the responsibility of administering, defending and settling all such Incurred Claims which relate solely to VoiceStream's business. VoiceStream and Western Wireless will jointly and cooperatively administer, defend and settle all such Incurred Claims that relate to both of VoiceStream's and Western Wireless' businesses. Any self-insured portion of Incurred Claims and the costs of defending such Incurred Claims shall be borne by VoiceStream in proportion to the extent to which the Incurred Claim relates to VoiceStream's business. In connection with Incurred Claims covered by insurance, Western Wireless will promptly transfer to VoiceStream any funds proportionally due to VoiceStream that are received by Western Wireless in connection with the settlement of Incurred Claims.

     Except for the "run-off" policies described above, Western Wireless and VoiceStream will each obtain insurance policies relating to its respective business.

     INDEMNIFICATION

     Pursuant to the Distribution Agreement, VoiceStream will continue to remain liable for all liabilities and obligations of VoiceStream and will also assume any Western Wireless' liabilities, obligations, lawsuits and administrative investigations relating to or arising from VoiceStream's domestic PCS business and urban LMDS business (collectively, the "VoiceStream Liabilities"). Western Wireless will continue to be liable for all the liabilities, obligations, lawsuits and administrative investigations relating to or arising from all business of Western Wireless other than VoiceStream's domestic PCS business and urban LMDS business (collectively, the "Western Wireless Liabilities"). VoiceStream and Western Wireless will each be responsible for its own "Distribution Liabilities" (defined as expenses, costs, liabilities or investment tax credit recapture, directly related to the Spin-off) which are incurred or accrued prior to the Spin-off. Western Wireless and VoiceStream will share in the same percentage as their respective market capitalizations determined during the Averaging Period (i) any Distribution Liabilities incurred or accrued after the Spin-off, and (ii) any liabilities which are not specifically assumed by either party and are neither VoiceStream Liabilities nor Western Wireless Liabilities.

     VoiceStream will indemnify Western Wireless and its officers, directors, employees, agents and affiliates from and against any and all losses, liabilities, claims, damages, costs and expenses arising out of or related in any manner to the VoiceStream Liabilities and any and all liabilities of Western Wireless pursuant to any obligations of Western Wireless to the extent the same have been specifically assumed by VoiceStream in writing. Western Wireless will indemnify VoiceStream similarly.

     USE OF THE "VOICESTREAM" AND "WESTERN WIRELESS" NAMES

     Western Wireless will discontinue and cause each of its remaining subsidiaries to discontinue all use of the name "VoiceStream." VoiceStream will discontinue and will cause each of its subsidiaries to discontinue all use of the names "Western Wireless" and "Cellular One." Additionally, each company will remove the other's name from its name and business as well as from the name and business of each such subsidiary as promptly as is reasonably practicable.

     SPECTRUM ALLOCATION, NON-COMPETITION AND ROAMING


     Prior to the Effective Date, Western Wireless and VoiceStream will enter into a Spectrum Allocation and Non-Competition Agreement whereby for a period of three years after the Effective Date (i) Western Wireless agrees not to pursue any PCS opportunity unless it first presents such opportunity to VoiceStream and VoiceStream determines not to pursue, or discontinues the pursuit of, such opportunity; (ii) Western Wireless agrees that if it acquires businesses or assets which include both cellular and PCS assets, it will offer VoiceStream the opportunity to buy the PCS assets so acquired at the allocable portion of the purchase price paid for such assets; (iii) VoiceStream agrees not to pursue any cellular opportunity unless it first presents such opportunity to Western Wireless and Western Wireless determines not to pursue, or discontinues the pursuit of, such opportunity; (iv) VoiceStream agrees that if it acquires businesses or assets which include both cellular and PCS assets, it will offer Western Wireless the opportunity to buy the cellular assets so acquired at the allocable portion of the purchase price paid for such assets; (v) Western Wireless and VoiceStream agree that with respect to any wireless telephone opportunity that is neither cellular nor PCS, they will share such opportunity on an equal basis, unless they agree to another arrangement; (vi) Western Wireless agrees that it will not provide or resell wireless telephony services in any portion of the geographic area in which VoiceStream provides wireless telephony services, except in any geographic area in which Western Wireless provides those services on the Effective Date or as otherwise mutually agreed to; (vii) VoiceStream agrees that it will not provide or resell wireless telephony services in any portion of the geographic area in which Western Wireless provides wireless telephony services, except any geographic area in which VoiceStream provides those services on the Effective Date or as otherwise mutually agreed to; and (viii) Western Wireless and VoiceStream agree not to solicit each other's employees. Pursuant to a Roaming Agreement, each of VoiceStream and Western Wireless will continue to, for a period of five years after the Effective Date (unless extended by mutual agreement of Western Wireless and VoiceStream), permit the other's customers to roam on its systems. Each of the Spectrum Allocation and Non-Competition Agreement and the Roaming Agreement will terminate upon a change in control of either of Western Wireless or VoiceStream. Change in control includes (a) any transaction which results in any person owning more than 50% of the voting power of either Western Wireless or VoiceStream, (b) any person having the right (whether by agreement, proxies, ownership of shares or otherwise) to elect a majority of the Board of Directors of either Western Wireless or VoiceStream, and (c) there ceasing to be any person serving on the Board of Directors of both of Western Wireless or VoiceStream at the same time.


     OTHER PROVISIONS

     The Distribution Agreement also includes provisions relating to: (i) sharing of occupancy expenses; (ii) allocating liability with respect to pending litigation and other potentially significant obligations; and (iii) responsibilities with respect to tax audits and computation of tax adjustments.

TAX SHARING AGREEMENT


     Western Wireless and VoiceStream are parties to a Tax Sharing Agreement which, among other things, provides for payments between Western Wireless and VoiceStream in respect of the net tax operating losses generated by one company and its affiliates which are used to offset taxable income generated by the other company and its affiliates. Pursuant to this agreement, it is anticipated that VoiceStream will make a payment not to exceed $20 million to Western Wireless in respect of VoiceStream's net operating losses generated prior to 1997. The actual amount of such payment will be determined in part by Western Wireless' operating results through the Effective Date.


     In addition, pursuant to the Tax Sharing Agreement, Western Wireless has agreed to be solely responsible for any taxes imposed on it under Section 355(e) of the Code as a result of (i) any violation of the representations made by it to the IRS related to the Spin-off, (ii) certain actions taken by it following the Spin-off, or (iii) changes in its stock ownership. Similarly, VoiceStream has agreed to be solely responsible for any taxes imposed on Western Wireless under Section 355(e) of the Code as a result of (i) any violation following the Spin-off of the representations made concerning it to the IRS related to the Spin-off, (ii) certain actions taken by it following the Spin-off, or (iii) changes in its stock ownership. Western Wireless and VoiceStream have agreed to be equally responsible for any taxes imposed on Western Wireless under Section 355(e) of the Code where each of them has taken an action, or there has been a change in the stock ownership of each, giving rise to such tax. In addition, Western Wireless and VoiceStream each has agreed that if it claims a deduction under the Code with respect to the issuance of stock by the other party pursuant to the exercise of an employee stock option, it will compensate the other party for such deduction. Section 355(e) of the Code is discussed under the heading "Material Federal Income Tax Consequences of the Spin-off."

     RISKS RELATING TO THE BUSINESS OF VOICESTREAM


     There are various risks associated with VoiceStream's business. For a discussion of such risks, please see Western Wireless' Information Statement on
Schedule 14C as filed with the Securities and Exchange Commission and dated April 12, 1999. Such document is incorporated herein by reference.

ITEM 2. FINANCIAL INFORMATION

SELECTED VOICESTREAM CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial and operating data for VoiceStream as of and for each of the five years in the period ended December 31, 1998. Financial data as of and for each of the three years in the period ended December 31, 1998, were derived from VoiceStream's consolidated financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent public accountants. All the data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of VoiceStream" and VoiceStream's consolidated financial statements and notes thereto.


                                                                      YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------------------
                                                 1998           1997           1996           1995           1994
                                              -----------    -----------    -----------    -----------    -----------
                                                                      (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Subscriber revenues.......................  $   123,966    $    52,360    $     7,794
  Roamer revenues...........................        3,506            227
  Equipment revenues........................       40,490         25,143          9,745
                                              -----------    -----------    -----------
         Total revenues.....................      167,962         77,730         17,539
                                              -----------    -----------    -----------
Operating expenses:
  Cost of service...........................       50,978         43,183         12,470
  Cost of equipment sales...................       77,071         53,469         20,789
  General and Administrative................       75,343         51,678         20,209    $     3,069
  Sales and marketing.......................       85,447         59,466         31,505            339
  Depreciation and amortization.............       83,767         66,875         14,395            269
                                              -----------    -----------    -----------    -----------
         Total operating expenses...........      372,606        274,671         99,368          3,677
                                              -----------    -----------    -----------    -----------
Operating loss..............................     (204,644)      (196,941)       (81,829)        (3,677)
Other income (expense):
  Interest and financing expense............      (34,118)       (57,558)        (3,607)           (40)
  Equity in net loss of unconsolidated
    affiliate...............................      (24,120)        (9,327)          (954)           (11)
  Interest income and other.................        8,616             11             40             --
                                              -----------    -----------    -----------    -----------
         Net loss...........................  $  (254,266)   $  (263,815)   $   (86,350)   $    (3,728)
                                              ===========    ===========    ===========    ===========
CONSOLIDATED BALANCE SHEET DATA:
Current assets..............................  $    59,398    $    49,945    $    59,515    $     1,684    $    10,000
Property and equipment, net.................      619,280        420,638        318,473         34,914            220
Licensing cost and other intangible assets,
  net.......................................      312,040        315,653        227,997        145,728
Other assets................................       60,938         36,055          8,142          8,484
                                              -----------    -----------    -----------    -----------    -----------
         Total assets.......................  $ 1,051,656    $   822,291    $   614,127    $   193,810    $    10,220
                                              ===========    ===========    ===========    ===========    ===========
Current liabilities.........................  $   125,026    $   126,184    $   155,769    $    25,444    $    10,158
Long-term debt..............................      540,000        300,000        143,000         13,000
Other long-term liabilities.................                                    173,705          7,613
Shareholders' equity........................      386,630        396,107        141,653        147,753             62
                                              -----------    -----------    -----------    -----------    -----------
         Total liabilities and shareholders'
           equity...........................  $ 1,051,656    $   822,291    $   614,127    $   193,810    $    10,220
                                              ===========    ===========    ===========    ===========    ===========
OTHER DATA:
Licensed population.........................   62,498,000     62,808,000     19,488,000     14,853,000
Covered population(1).......................   16,121,000     11,412,000      6,133,000
Subscribers.................................      322,400        128,600         35,500
EBITDA(2)...................................  $  (120,877)   $  (130,066)   $   (67,434)   $    (3,408)
CASH FLOWS PROVIDED BY (USED IN):
Operating activities........................  $  (112,931)   $  (198,129)   $   (81,272)   $    (4,115)   $   (10,220)
Investing activities........................  $  (253,633)   $  (370,202)   $  (342,587)   $  (145,632)   $      (220)
Financing activities........................  $   374,284    $   563,254    $   429,250    $   149,770    $    10,000


---------------
(1) Represents population that is covered by our consolidated systems.


(2) EBITDA represents operating income (loss) before depreciation and amortization. Management believes EBITDA provides meaningful additional information on VoiceStream's operating results and on its ability to service its long-term debt and other fixed obligations and to fund VoiceStream's continuing growth. EBITDA is considered by many financial analysts to be a meaningful indicator of an entity's ability to meet its future financial obligations, and growth in EBITDA is considered to be an indicator of future profitability, especially in a capital-intensive industry such as wireless telecommunications. EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with United States generally accepted accounting principles ("GAAP"), as an alternate to cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. Because EBITDA is not calculated in the same manner by all companies, VoiceStream's presentation may not be comparable to other similarly titled measures of other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion and analysis of the consolidated financial condition and results of operations of VoiceStream and should be read in conjunction with VoiceStream's consolidated financial statements and notes thereto and other financial information included herein.

     OVERVIEW

     VoiceStream is an 80.1% owned subsidiary of Western Wireless. The remaining 19.9% is indirectly owned by Hutchison. VoiceStream provides wireless communications services in urban markets in the United States through the ownership and operation of PCS licenses. VoiceStream had commenced commercial operations in ten markets under the VoiceStream(R) brand name as of December 31, 1998 (an eleventh market commenced commercial operations in February 1999). Additionally, VoiceStream PCS services are offered in three markets in conjunction with joint ventures (a fourth market commenced commercial operations in February 1999).

     On February 8, 1999, Western Wireless announced its intention to separate VoiceStream from Western Wireless' other operations. Western Wireless has received a favorable ruling from the Internal Revenue Service for a tax free spin-off, and the approval by its board of directors to take the necessary steps to complete the Spin-off. Western Wireless will distribute all of its interest in VoiceStream to its shareholders upon the Spin-off. Although certain aspects of VoiceStream's operations have always been separate from Western Wireless' other operations and VoiceStream has been a separate legal entity since its inception, the Spin-off will establish VoiceStream as a stand-alone entity with objectives separate from those of Western Wireless. The Spin-off is subject to numerous conditions including, among others, the receipt of certain third party approvals. There is no assurance that such conditions will be met to complete the Spin-off.

     In connection with the Spin-off, VoiceStream will issue a substantial number of stock options. See "Item 6 -- Grants of Stock Options." Issuance of such options may result in a non-cash charge to earnings during the second quarter of 1999, depending on the public trading price of the shares of VoiceStream and Western Wireless following the Spin-off.


     It is imperative for VoiceStream to expand its operations in order to remain competitive. Because of the nature and character of the holders of PCS licenses, there are few licenses available for purchase in urban areas. However, one significant opportunity for VoiceStream to expand its PCS operations is to acquire interests in PCS licenses that are reserved for use by a Designated Entity. In order to do this, VoiceStream must enter into joint ventures with Designated Entities to make such acquisitions (since VoiceStream is not itself a Designated Entity).


     VoiceStream's revenues consist primarily of subscriber revenues (including access charges and usage charges), and equipment sales. The majority of VoiceStream's revenues are derived from subscriber revenues. VoiceStream had no revenues prior to February 1996. VoiceStream expects to continue to sell handsets below cost and regards these losses as a cost of building its subscriber base. As used herein, "service revenues" include subscriber and roamer revenues.

     Cost of service consists of the cost of providing wireless service to subscribers, primarily costs to access local exchange and long distance carrier facilities and to maintain the wireless network. General and administrative expenses include the costs associated with billing a subscriber and the administrative costs associated with maintaining subscribers, including customer service, accounting and other centralized functions. General and administrative expenses also include provisions for unbillable fraudulent roaming charges and subscriber bad debt. Sales and marketing costs include costs associated with acquiring a subscriber, including direct and indirect sales commissions, salaries, all costs of retail locations, advertising and promotional expenses. Sales and marketing costs do not include the revenue or costs of handset sales. However, when sales and marketing costs per net subscriber addition are discussed, the revenue and costs from handset sales are included because such measure is commonly used in the wireless industry.

Depreciation and amortization primarily includes depreciation expense associated with the property and equipment in service and amortization associated with its wireless licenses for operational markets.

     VoiceStream's financial statements include an allocation of certain centralized costs and assets that were incurred by Western Wireless and benefit all of its operations, including those of VoiceStream. These costs are allocated to the respective operational units in a manner which reflects management's judgement as to the nature of the activity causing those items to be incurred. VoiceStream was allocated costs of $33.3 million in 1998 and $29.1 million in 1997 and assets of $14.5 million in 1998 and $19.1 million in 1997. Management believes that the financial information presented fairly reflects the results of operations had VoiceStream been a stand alone entity. Therefore, no proforma presentation is provided. Management believes that allocations reflected in the financial statements are reasonable, however, the financial information included herein is not necessarily indicative of the financial position, results of operations or cash flows of VoiceStream in the future.


     As used herein, "EBITDA" represents operating loss before depreciation and amortization. Management believes EBITDA provides meaningful additional information on VoiceStream's operating results and on its ability to service its long-term debt and other fixed obligations and to fund VoiceStream's continuing growth. EBITDA is considered by many financial analysts to be a meaningful indicator of an entity's ability to meet its future financial obligations, and growth in EBITDA is considered to be an indicator of future profitability, especially in a capital-intensive industry such as wireless telecommunications. EBITDA should not be construed as an alternative to operating loss (as determined in accordance with GAAP), as an alternative to cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. Because EBITDA is not calculated in the same manner by all companies, VoiceStream's presentation may not be comparable to other similarly titled measures of other companies.

     RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

     VoiceStream did not commence operations in any of its markets until February 1996. From that date through the end of 1996 VoiceStream launched service in six markets: Honolulu, Portland, Salt Lake City, Albuquerque, Oklahoma City and Des Moines. In 1997, VoiceStream launched service in El Paso, Boise and Denver. In 1998, VoiceStream launched service in Phoenix/Tucson. Due to the varying dates at which each of the markets became operational, the expenses and revenues incurred during any period may not be comparable to another period and may not be representative of future operations. Additionally, during each period being discussed a portion of the operating expenses was related to start-up costs incurred before the commencement of operations in each of the markets. Exclusive of depreciation and amortization expense, which was not material, approximately $7.7 million, $5.4 million and $17.0 million of start-up costs were incurred in 1998, 1997 and 1996 respectively.

     VoiceStream had 322,400 subscribers at December 31, 1998, a 150.7% increase during 1998. VoiceStream had 128,600 subscribers at December 31, 1997, a 262.3% increase during 1997. At December 31, 1996, VoiceStream had 35,500 subscribers.

     The following table sets forth certain financial data as it relates to VoiceStream's operations:


                                                                 YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------
                                                                 %                      %
                                                   1998       CHANGE       1997       CHANGE      1996
                                                 ---------    -------    ---------    ------    ---------
                                                                  (DOLLARS IN THOUSANDS)
Revenues:
  Subscriber revenues..........................  $ 123,966      136.8%   $  52,360     571.8%   $   7,794
  Roamer revenues..............................      3,506    1,444.4%         227      N.M.
  Equipment revenues...........................     40,490       61.0%      25,143     158.0%       9,745
                                                 ---------               ---------              ---------
         Total revenues........................  $ 167,962               $  77,730              $  17,539
Operating expenses:
  Cost of service..............................  $  50,978       18.0%   $  43,183     246.3%   $  12,470
  Cost of equipment sales......................     77,071       44.1%      53,469     157.2%      20,789
  General and administrative...................     75,343       45.8%      51,678     155.7%      20,209
  Sales and marketing..........................     85,447       43.7%      59,466      88.8%      31,505
  Depreciation and amortization................     83,767       25.3%      66,875     364.6%      14,395
                                                 ---------               ---------              ---------
         Total operating expenses..............  $ 372,606               $ 274,671              $  99,368
Other income (expense).........................    (49,622)     (25.8)%    (66,874)   1379.2%      (4,521)
                                                 ---------               ---------              ---------
Net loss.......................................  $(254,266)      (3.6)%  $(263,815)    205.5%   $ (86,350)
                                                 =========               =========              =========
EBITDA.........................................  $(120,877)      (7.1)%  $(130,066)     92.9%   $ (67,434)
                                                 =========               =========              =========
Cash flows provided by (used in):
  Operating activities.........................  $(112,931)     (43.0)%  $(198,129)    143.8%   $ (81,272)
                                                 =========               =========              =========
  Investing activities.........................  $(253,633)     (31.5)%  $(370,202)      8.1%   $(342,587)
                                                 =========               =========              =========
  Financing activities.........................  $ 374,284      (33.5)%  $ 563,254      31.2%   $ 429,250
                                                 =========               =========              =========


     Revenues


     The increase in subscriber revenues is due to the increase in the number of subscribers. The increase in subscribers is due to the higher number of operational markets during each period and the relative maturity of VoiceStream's operations in these markets. Offsetting this increase is a decrease in the average monthly subscriber revenue per average subscriber ("ARPU"). ARPU was $45.81 for 1998 compared to $57.48 for 1997 and $62.85 for 1996. The decrease in ARPU is primarily due to the change in strategy in 1998, signified by the "Get More" advertising campaign. In this campaign, subscribers get more value from their wireless service through lower priced rated plans that include high minutes of use. Revenues from prepaid customers of $2.1 million are included in subscriber revenues for 1998. VoiceStream does not expect that ARPU will decline at the same rate in 1999 as it did in 1998.

     Roamer revenues are a result of VoiceStream's continuing effort to procure domestic and international roaming agreements with other carriers. VoiceStream expects roamer revenues to increase in 1999 due to increased wireless subscribers and VoiceStream's expanded coverage.

     Equipment sales increased as a result of more handsets sold. The increase in handsets sold is due to the number of operational markets during each period and the relative maturity of VoiceStream's operations in these markets. Offsetting this increase is a decrease in the average handset selling price, which is the result of lower handset costs and the competitive environment. VoiceStream anticipates continued growth in equipment sales as a result of increases in subscriber additions and the commencement of commercial operations in other markets.

     Operating Expenses

     Cost of service expenses represent expenses incurred only by operational markets. The increase in cost of service is primarily attributable to the increased costs of maintaining the expanding wireless network as a result of new markets becoming operational. Cost of service as a percentage of service revenues declined to 40.0% in 1998 from 82.7% in 1997 and 160.0% in 1996 due to efficiencies gained from the growing subscriber base. While cost of service expenses are expected to grow in 1999 due to the growth in subscribers and operating markets, VoiceStream expects the cost of service as a percentage of service revenue to decline as greater economies of scale are realized.

     Cost of equipment sales increased each year primarily due to the increase in handsets sold, offset by a decrease in the average cost of handsets. VoiceStream expects this trend to continue in 1999. Although subscribers generally are responsible for purchasing or otherwise obtaining their own handsets, VoiceStream has historically sold handsets below cost to respond to competition and general industry practice and expects to continue to do so in the future.

     The increase in general and administrative expenses is primarily attributable to the increased costs associated with supporting a larger subscriber base. General and administrative costs per average subscriber were $27.84 for 1998 compared to $56.74 for 1997 and $135.81 for 1996. This decrease is largely the result of efficiencies gained from a larger subscriber base. While general and administrative expenses are expected to grow in 1999 due to the growth in subscribers and operating markets, VoiceStream expects the costs per average subscriber to decline as greater economies of scale are realized.

     The increase in sales and marketing costs each year is primarily due to the increase in subscribers added. Sales and marketing costs per net subscriber added, including the loss on equipment sales, was $630 for 1998 compared to $943 for 1997 and $1,200 for 1996. This decrease is largely the result of efficiencies gained from larger subscriber additions. Sales and marketing costs are expected to increase in 1999 due to the anticipated growth in subscriber additions.

     The increase in depreciation and amortization expenses is attributable to the continued expansion of the wireless systems. FCC licenses are not amortized until the related market is operational. These expenses will increase as new markets become operational.

     Other Income (Expense); Net Operating Loss Carryforwards

     Interest and financing expense, net of capitalized interest, decreased in 1998 from 1997 due to the equity contributions from Western Wireless in December 1997 and Hutchison USA in February 1998 (see "Liquidity and Capital Resources"). The equity contribution from Western Wireless was a conversion of debt that had previously incurred interest. The Hutchison Investment allowed VoiceStream to repay the remaining debt to Western Wireless and to forego additional borrowings until July 1998. The increase in interest and financing expense in 1997 from 1996 was due to the increase in long-term debt. Long-term debt was incurred primarily to fund the capital expenditures associated with the build-out of the wireless systems. Interest expense will increase in 1999 as a result of increased borrowings to fund the expansion of the wireless network. The weighted average interest rate, before the effect of capitalized interest, was

8.76% in 1998, 8.23% in 1997 and 8.12% in 1996. Interest income and other increased in 1998 from 1997 due to interest earned on the funds received in the Hutchison Investment.

     VoiceStream had $707 million of net operating loss ("NOL") carryforwards at December 31, 1998, which will expire between 2010 and 2018. After the Spin-off, these NOLs will remain with VoiceStream.

     EBITDA

     From 1997 to 1998, decrease in negative EBITDA is attributable to the increase in revenues and operating efficiencies gained from the growing subscriber base. VoiceStream expects a similar trend in EBITDA from 1998 to 1999 for its operational markets, however the commencement of operations in new markets will slow and could reverse this trend. Negative EBITDA increased in 1997 from 1996 due to the commencement of operations in three new markets.

     Net Loss

     From 1997 to 1998, decrease in net loss is attributable to the increase in revenues, operating efficiencies gained from growing the subscriber base and a decrease in other expense. VoiceStream expects a similar trend in net loss from 1998 to 1999 for its operational markets, however the commencement of operations in new markets will slow and could reverse this trend. Net loss increased in 1997 from 1996 due to the commencement of operations in new markets.

     LIQUIDITY AND CAPITAL RESOURCES


     VoiceStream, through a wholly-owned subsidiary, has a credit facility with a consortium of lenders (the "Credit Facility") consisting of $500 million in revolving credit and $500 million in term loans. As of December 31, 1998, $540 million was outstanding under the Credit Facility. The amount which VoiceStream can borrow under the Credit Facility is reduced beginning in 2001, the same year in which repayment of the Credit Facility begins. Debt under the Credit Facility matures on December 31, 2006, for the revolver and the delayed draw term loan, and June 30, 2007, for the other $250 million term loan. The borrowings under the Credit Facility bear interest at variable rates. Substantially all the assets of VoiceStream, other than certain PCS licenses acquired in the FCC's D and E Block auctions and certain other assets, are pledged as security for such debt. The terms of the Credit Facility restrict, among other things, the incurrence of indebtedness, the sale of assets, distribution of dividends or other distributions and loans. As of January 1, 1999, the amount available to borrow under the Credit Facility, which is restricted by certain financial covenants, was $277 million.


     The Hutchinson Investment closed in February 1998. Approximately $135 million of the proceeds of the Hutchison Investment was used by VoiceStream for the build-out of its systems during 1998. The remainder of the proceeds was paid to Western Wireless as a repayment of loans made to VoiceStream.

     In 1999, VoiceStream anticipates spending approximately $150 million for the continued expansion of its operating markets and $150 million for the development and expansion of new markets (both amounts include VoiceStream's anticipated spending by Cook Inlet PCS (described below)). VoiceStream will use cash on hand and amounts available for borrowing under the Credit Facility for such purposes. In addition, further funds (which may be significant) will be required to finance the continued growth of its operations, including the build-out of its markets, provide for working capital and service debt. The build-out of additional systems by VoiceStream will require substantial additional funds. The capital cost of completing a project in any particular market, and overall, could vary materially from current estimates. If adequate funds are not available from its existing capital resources, VoiceStream may be required to curtail its service operations or to obtain additional funds. The terms of any additional funds may be less favorable than those contained in current arrangements. In addition to the aforementioned capital expenditures VoiceStream expects to make in 1999, VoiceStream has noncancellable lease agreements for various facilities, including cell-site locations, of approximately $25 million in 1999. The sources of funding for such expenditures will come from the same sources as discussed above. VoiceStream has reached an agreement in principle with one of its infrastructure equipment vendors whereby such vendor would purchase $400 million of VoiceStream's newly designated and issued 12% cumulative senior exchangeable preferred stock. See "Description of Western Wireless and VoiceStream Capital Stock -- VoiceStream Preferred Stock." During the first five years following issuance, dividends would be paid in cash or, at VoiceStream's option, in additional shares of exchangeable preferred stock having an aggregate liquidation preference equal to the amount of such dividends. After the fifth anniversary, all dividends would be payable only in cash. In addition, VoiceStream would modify its existing PCS supply agreement with such vendor. The agreement in principle contemplates that the net proceeds of the sale of the exchangeable preferred stock would be used to finance capital expenditures, for working capital purposes and to finance permitted investments and acquisitions. Although VoiceStream is working diligently with the vendor to prepare formal contracts, there can be no assurance that formal contracts will be executed or that such funds will be available to VoiceStream.


     A wholly owned subsidiary of VoiceStream holds a 49.9% interest in Cook Inlet PCS. Cook Inlet PCS is subject to the FCC's build-out requirements and will require significant additional amounts to complete the build-out of its PCS systems and to meet the government debt service requirements on the C and F Block licenses. No principal payments on these licenses are due in 1999. The potential sources of such additional funding include vendor loans, loans or capital contributions by the partners of Cook Inlet PCS or other third party financing. To date, VoiceStream has funded the operations of Cook Inlet PCS through loans evidenced by promissory notes. VoiceStream does not have any further commitments to fund Cook Inlet PCS. At December 31, 1998, the wholly owned subsidiary of VoiceStream had advanced funds totaling $65.3 million to Cook Inlet PCS under such promissory notes. During the second quarter of 1998, Cook Inlet PCS participated in the C Block restructuring options provided by the FCC. The options chosen by Cook Inlet PCS had the effect of reducing its debt by $29.1 million.


     In January 1999, certain partners of Cook Inlet PCS, including VoiceStream, formed another joint venture, Cook Inlet/VoiceStream PCS LLC ("CIVS") (of which 49.9% is owned by VoiceStream and 50.1% is owned by Cook Inlet Region, Inc.) to participate in the FCC's reauction of C and F Block licenses in 1999. VoiceStream contributed $25 million in March 1999, to the deposit required by the FCC to participate in the reauction. CIVS has reached an agreement in principle with one of its infrastructure equipment vendors whereby such vendor would provide to CIVS a $725 million senior credit facility and a $100 million subordinated facility, and CIVS would agree to acquire certain equipment, software and services from such vendor. The agreement in principle contemplates that the net proceeds of the senior secured facility and the subordinated facility would be used to finance capital expenditures, for working capital and to finance permitted investments and acquisitions. The effectiveness of the senior secured facility and the subordinated facility will be conditioned upon CIVS acquiring licenses for BTA's covering at least 2 million persons. The amount available for borrowing pursuant to the senior credit facility and the subordinated facility will be based upon the aggregate number of persons covered by licenses for BTA's acquired by CIVS, with $825 million in the aggregate being available if CIVS acquires licenses for BTA's covering at least 15 million persons and such availability being ratably reduced if CIVS acquired licenses for BTA's covering fewer than 15 million persons. Although CIVS is working diligently with the vendor to prepare formal contracts, there can be no assurance that formal contracts will be executed or that such funds will be available to CIVS.


     After the Spin-off, the NOL carryforwards resulting from VoiceStream's cumulative tax losses will remain with VoiceStream. Pursuant to a tax sharing agreement entered into at the time of the Hutchison Investment, VoiceStream will pay Western Wireless in 1999 an amount representative of the tax benefit of NOLs generated while VoiceStream was a wholly-owned subsidiary of Western Wireless. This payment will not exceed $20 million, net of taxes.

     Net cash used in operating activities was $112.9 million in 1998. Adjustments to the $254.3 million net loss to reconcile to net cash used in operating activities included $83.8 million of depreciation and amortization, and $24.1 million of equity in the net loss of unconsolidated subsidiaries. Other adjustments included changes in operating assets and liabilities, including: (i) an increase of $20.9 million in accrued liabilities, the largest component of which is attributable to an increase in property taxes; and (ii) an increase of $13.7 million in accounts payable, due to the growth of the business. Net cash used in operating activities was $198.1 million in 1997 and $81.3 million in 1996.

     Net cash used in investing activities was $253.6 million in 1998. Investing activities consisted primarily of: (i) purchases of property and equipment of $206.5 million, largely related to the build-out of the wireless network; (ii) investments in and advances to unconsolidated affiliates of $34.3 million, primarily attributable to advances to Cook Inlet PCS for working capital and purchases of property and equipment; and (iii) $12.9 million of additions to licensing costs and other intangible assets, primarily attributable to 16 Local Multipoint Distribution Service (LMDS) licenses acquired in an FCC auction. Net cash used in investing activities was $370.2 million in 1997 and $342.6 million in 1996.


     Net cash provided by financing activities was $374.3 million in 1998. Financing activities consisted of: (i) net proceeds from the Hutchison Investment of $244.8 million, offset by the repayment of advances from Western Wireless of $105.4 million; and (ii) net borrowings on long-term debt of $240.0 million, offset by $5.1 million of financing fees. Net cash provided by financing activities was $563.3 million in 1997 and $429.3 million in 1996.


     In the ordinary course of business, VoiceStream continues to evaluate acquisitions, joint ventures and other potential business transactions. Any such transactions would be financed with the borrowings under the Credit Facility or through the issuance of additional debt or the sale of additional equity. There can be no assurance that such funds will be available to VoiceStream on acceptable or favorable terms.


     YEAR 2000 ISSUES



     VoiceStream, like most businesses, will be required to modify significant portions of its information technology ("IT") and non-IT systems so that they will function properly in the year 2000. Any of VoiceStream's, or its vendors', IT and non-IT systems that have date-sensitive software may recognize a date using "00" as the year 1900 rather than as the year 2000. VoiceStream's IT and non-IT systems that are being addressed include: its wireless networks; systems which interconnect its wireless networks with landline systems; systems which allow verification and billing of roaming traffic; internal communications and data processing systems; billing software and related elements; and systems of third-party suppliers, including those of financial institutions, payroll/benefits processors and credit bureaus.



     Much of VoiceStream's technology, including technology associated with its critical systems, is purchased from third parties. VoiceStream is dependent on those third parties to assess the impact of the year 2000 issue on the technology and services they supply and to take any necessary corrective action. VoiceStream cannot assure that these third parties will have taken the necessary corrective action prior to the year 2000.



     VoiceStream has adopted a remediation plan to become year 2000 compliant. This plan consists of four key phases: (1) inventory of all systems, (2) research, including obtaining information from third party suppliers to determine whether they have accurately assessed the problem and taken corrective action, (3) implementation and testing of remediation efforts, and (4) development of contingency plans. VoiceStream has completed the first two phases of its plan and is currently testing and remediating its critical systems and developing contingency plans to address the year 2000 issue. VoiceStream expects to substantially complete the third and fourth phases by the end of the third quarter of 1999. Critical systems are those whose failure poses a risk of disruption to VoiceStream's ability to provide wireless services, to collect revenues, to meet safety standards, or to comply with legal requirements. VoiceStream expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to complete the remediation of the systems for the year 2000. VoiceStream cannot assure that the remediation of its critical systems will be complete by the year 2000.



     While costs incurred to date to address the year 2000 issue have not been significant, VoiceStream expects to incur incremental expenses of not more than $5 million through the end of 1999 to implement its plan for its critical systems. In addition, VoiceStream has redeployed internal resources to address the problem. The majority of these expenses will be incurred in the first half of 1999. Additionally,

VoiceStream will incur capitalized costs that represent ongoing investment in new systems and system upgrades, the timing of which is being accelerated to facilitate year 2000 compliance and which is not expected to have a material impact on VoiceStream's financial position or results of operations. This estimate assumes that third party suppliers have accurately assessed the compliance of their products and that they will successfully correct the issue in non-compliant products. Because of the complexity of correcting the year 2000 issue, actual costs may vary from this estimate.



     Based on its current assessments and its remediation plan, which are based in part upon certain representations of third parties, VoiceStream expects that it will not experience a disruption of its operations as a result of the arrival of the year 2000. However, there can be no assurance that either VoiceStream or the third parties who have supplied technology used in VoiceStream's critical systems will be successful in taking corrective action in a timely manner. As part of its plan, VoiceStream has developed, and is continuing to develop, contingency plans for its critical systems, which include, among other things, identifying a core system of Cell Sites which are being designed to operate for extended periods for mobile to mobile service independent of external power supplies and landline telephone services. VoiceStream believes that these contingency plans will mitigate service disruption; however, VoiceStream cannot guarantee this.


ITEM 3. PROPERTIES

     In addition to the direct and attributable interests in PCS licenses and other similar assets discussed in this Information Statement, VoiceStream leases its principal executive offices located in Bellevue, Washington, and leases its customer service center located in Albuquerque, New Mexico. VoiceStream and its subsidiaries and affiliates lease and own locations for inventory storage, microwave, cell site and switching equipment, sales and administrative offices, and retail stores.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth certain information regarding beneficial ownership of VoiceStream Common Stock as of April 1, 1999, by (i) each person who is known by VoiceStream to own beneficially 5% or more of the VoiceStream Common Stock; (ii) each director of VoiceStream; (iii) each Named Executive Officer of VoiceStream; and (iv) all directors and officers of VoiceStream and Western Wireless as a group. The table further sets forth certain information regarding the anticipated beneficial ownership of VoiceStream Common Stock by each of the foregoing persons as a result of the Spin-off.


     Unless otherwise indicated, all persons listed have sole voting power and investment power with respect to such shares, subject to community property laws, where applicable, and the information contained in the notes to the table.


                                                                                             SHARES OF
                                                               SHARES OF                    VOICESTREAM      PERCENT
                                                              VOICESTREAM                   COMMON STOCK   BENEFICIALLY
                                                              COMMON STOCK     PERCENT      BENEFICIALLY      OWNED
                                                              BENEFICIALLY   BENEFICIALLY   OWNED AFTER     AFTER THE
                      NAME AND ADDRESS                          OWNED(1)        OWNED       SPIN-OFF(1)      SPIN-OFF
                      ----------------                        ------------   ------------   ------------   ------------
Western Wireless Corporation
 3650 131st Ave. SE
 Bellevue, WA 98006(2)......................................   76,531,259       80.10%              0.0           *
Hutchison Whampoa Limited
 22nd Floor, Hutchison House
 10 Harcourt Road
 Hong Kong(2)(6)(19)........................................   19,010,364       19.90%       22,899,252       23.97%
Hellman & Friedman(3)(6)(12)
 One Maritime Plaza, 12th Floor
 San Francisco, CA 94111....................................            0           *        12,299,497       12.87%
The Goldman Sachs Group, L.P. and related
 investors(4)(6)(12)
 85 Broad Street, 19th Floor
 New York, NY 10004.........................................            0           *         9,799,279       10.26%
Providence Media Partners L.P.(6)(12)
 c/o Providence Ventures, Inc.
 900 Fleet Center
 50 Kennedy Plaza
 Providence, RI 02903.......................................            0           *         3,339,018        3.49%
Franklin Resources, Inc.
 777 Mariners Island Blvd.
 P.O. Box 7777
 San Mateo, CA 94403-7777...................................            0           *         2,207,910        2.31%
John W. Stanton(5)(6)(7)(14)(16)
 3650 131st Ave. SE
 Bellevue, WA 98006.........................................            0           *         6,555,411        6.85%
Theresa E. Gillespie(5)(6)(7)
 3650 131st Ave SE
 Bellevue, WA 98006.........................................            0           *         6,555,411        6.85%
Robert R. Stapleton(7)(15)(12)..............................            0           *           578,762           *
Donald Guthrie(7)(15)(16)...................................            0           *           348,392           *
Mikal J. Thomsen(7)(8)(17)..................................            0           *           573,942           *
Alan R. Bender(7)(16).......................................            0           *           253,242           *
Cregg B. Baumbaugh(7)(12)...................................            0           *           244,915           *
John L. Bunce, Jr.(9)(12)(14)...............................            0           *        12,299,497       12.87%
Mitchell R. Cohen(9)(12)(14)................................            0           *        12,299,497       12.87%
Daniel J. Evans(7)(14)......................................            0           *             2,750           *
Jonathan M. Nelson(10)(12)(14)..............................            0           *         3,345,018        3.50%
Terence M. O'Toole(11)(12)(14)..............................            0           *         9,799,279       10.26%
Canning Fok(13)(15).........................................   19,010,364       19.90%       22,899,252       23.97%
Hans R. Snook(13)(15).......................................   19,010,364       19.90%       22,899,252       23.97%
All Western Wireless directors and executive officers as a
 group (11 persons)(7)(12)(18)..............................            0           *        33,005,047       34.26%
All VoiceStream directors and executive officers as a group
 (15 persons)(7)(12)(18)....................................   19,010,364       19.90%       56,446,418       59.08%

NOTES TO BENEFICIAL OWNERSHIP TABLE
---------------
   * Less than 1% of the outstanding shares of Common Stock.

 (1) Computed in accordance with Rule 13d-3(d)(1) of the Exchange Act. In order to allow a distribution of one share of VoiceStream Common Stock for each share of Western Wireless Common Stock outstanding at the time of the Spin-off, VoiceStream will effectuate a stock split of its shares immediately prior to the Spin-off. All VoiceStream Common Stock set forth in the table reflects the results of such stock split.


 (2) Parties or affiliates of parties to a shareholders agreement, which provides that the parties thereto will vote their shares of VoiceStream Common Stock in favor of the election of certain directors designated by each of Western Wireless and Hutchison, will have certain rights of first offer or first refusal, preemptive rights and registration rights and Hutchison will have certain approval rights with respect to Western Wireless employment contracts. The parties to this agreement anticipate that its provisions relevant to Hutchison's right to designate certain directors shall be incorporated into a voting agreement with respect to the VoiceStream Common Stock. With the exception of preemptive rights and registration rights in favor of Hutchison, this will be terminated effective with the Spin-off. See "-- VoiceStream Voting Agreement" below.


 (3) Consists of shares held by Hellman & Friedman Capital Partners II, L.P. ("HFCP"), H&F Orchard Partners, L.P. ("HFOP") and H&F International Partners, L.P. ("HFIP"), which are in turn beneficially owned by their respective general partners and Warren Hellman, individually and as a trustee of The Hellman Family Revocable Trust dated December 17, 1984 (the "Hellman Trust," and, with HFCP, HFOP and HFIP, the "Hellman Entities"). HFCP will own of record 11,108,169 shares of VoiceStream Common Stock, HFOP will own of record 993,648 shares of VoiceStream Common Stock and HFIP will own of record 197,180 shares of VoiceStream Common Stock. HFCP, HFOP and HFIP are California limited partnerships, the sole general partners of which are entities indirectly controlled by the Hellman Trust. The principal business of each of such partnerships is to make strategic investments in a variety of special situations, including restructurings, recapitalizations and buyouts. Warren Hellman is a trustee of the Hellman Trust and is a citizen of the United States. Warren Hellman, individually and as a trustee of the trust, shares voting and investment power with respect to the shares of VoiceStream Common Stock held by the Hellman Entities.

 (4) Consists of (i) 8,986,738 shares of VoiceStream Common Stock held of record by GS Capital Partners, L.P. ("GS Capital"), (ii) 470,401 shares of VoiceStream Common Stock held of record by Stone Street Fund 1992, L.P. ("Stone Street"), (iii) 273,069 shares of VoiceStream Common Stock held of record by Bridge Street Fund 1992, L.P. ("Bridge Street") and (iv) 68,821 shares of VoiceStream Common Stock held of record by The Goldman Sachs Group, L.P. ("GS Group," and, with GS Capital, Stone Street and Bridge Street, the "Goldman Sachs Entities"). Each of GS Capital, Stone Street and Bridge Street is an investment limited partnership, the general partner, the managing general partner or the managing partner of which is an affiliate of GS Group. GS Group disclaims beneficial ownership of shares held by such investment partnerships to the extent partnership interests in such partnerships are held by persons other than GS Group and its affiliates.

 (5) Mr. Stanton is a director and Named Executive Officer of VoiceStream. Ms. Gillespie is an executive officer of Western Wireless. Mr. Stanton and Ms. Gillespie are married. Includes (i) 1,686,069 shares of VoiceStream Common Stock held of record by PN Cellular, Inc. ("PN Cellular"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (ii) 1,274,520 shares of VoiceStream Common Stock held of record by Stanton Communications Corporation ("SCC"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie, (iii) 105,000 shares of VoiceStream Common Stock and 3,087,774 shares of VoiceStream Common Stock held by Mr. Stanton and Ms. Gillespie, as tenants in common, (iv) 5,000 shares of VoiceStream Common stock and 159,437 shares of VoiceStream Common Stock held of record by The Stanton Family Trust; and (v) 90,000 shares and 15,000 shares of VoiceStream Common Stock held of record by each of Mr. Stanton and Ms. Gillespie, respectively, pursuant to Western Wireless' 1997 Executive Restricted Stock Plan. Mr. Stanton and Ms. Gillespie share voting and investment power with respect to the shares jointly owned by them, as well as the shares held of record of PN Cellular, SCC and The Stanton Family Trust. Mr. Stanton, Ms. Gillespie, PN Cellular, SCC and The Stanton Family Trust are referred to collectively as the "Stanton Entities."

 (6) The parties expect to enter into an agreement with respect to their shares of VoiceStream Common Stock. See "-- VoiceStream Voting Agreement" below.


 (7) Includes aggregate exercisable options, within 60 days of April 1, 1999, to purchase VoiceStream Common Stock; does not include unexercisable options. May include stock jointly or separately owned with or by spouse.


 (8) Mr. Thomsen jointly holds voting and investment power with respect to all of such shares with Lynn C. Thomsen, his wife, except for shares issued or issuable upon the exercise of stock options. Includes 172,484 shares of VoiceStream Common Stock beneficially owned by Mr. Thomsen through his ownership of approximately 10.2% of PN Cellular. Mr. Thomsen does not have voting control over such shares.

 (9) Mr. Bunce and Mr. Cohen may each be deemed to be the owner of the 12,299,497 shares of VoiceStream Common Stock owned by the Hellman Entities as they are officers of the corporate general partners of the Hellman Entities. Each of Mr. Bunce and Mr. Cohen disclaim beneficial ownership of shares held by the Hellman Entities to the extent interests in such entities are held by persons other than such individual.

(10) Mr. Nelson may be deemed to be the owner of the 3,338,768 shares of VoiceStream Common Stock owned by Providence, as he is a managing general partner of Providence Ventures, L.P., the general partner of the general partner of Providence. Mr. Nelson disclaims beneficial ownership of shares held by Providence to the extent interests in Providence are held by persons other than Mr. Nelson.

(11) Mr. O'Toole, who is a managing director of Goldman Sachs, disclaims beneficial ownership of shares which may be deemed to be beneficially owned by GS Group, except to the extent of his pecuniary interest therein.

(12) Includes aggregate exercisable options, within 60 days of April 1, 1999, to purchase VoiceStream Common Stock; does not include unexercisable options. Options granted to Messrs. Bunce and Cohen are held for the benefit of HFCP; options granted to Mr. Nelson are held for the benefit of Providence; and options granted to Mr. O'Toole are held for the benefit of GS Group.


(13) Messrs. Fok and Snook may each be deemed to be the owner of the 22,899,252 shares of VoiceStream Common Stock owned by the Hutchison Entities (as defined below), as Mr. Fok is the Group Managing Director of Hutchison and Mr. Snook is the Group Managing Director of an affiliate of Hutchison and a Director of a separate affiliate of Hutchison. Each of Mr. Fok and Mr. Snook disclaim beneficial ownership of VoiceStream shares held by Hutchison to the extent interests in Hutchison are held by persons other than such individual.


(14) Director of both Western Wireless and VoiceStream.

(15) Director of VoiceStream only.

(16) Named Executive Officer of both Western Wireless and VoiceStream.

(17) Named Executive Officer of VoiceStream only.


(18) In determining the aggregate number of shares owned by Western Wireless and VoiceStream directors and executive officers, only the maximum number of shares which such individuals may beneficially own or may be deemed to own at any given time have been included.



(19) Consists of shares held by Hutchison Telecommunications Holdings (USA) Limited ("Hutchison Holdings") and Hutchison USA, subsidiaries of Hutchison (collectively, the "Hutchison Entities"). Hutchison Holdings will own of record 3,888,888 shares of VoiceStream Common Stock and Hutchison USA currently owns of record 19,010,364 shares of VoiceStream Common Stock. The Hutchison Entities' principal business is property development and holdings; ports and related services; retail; manufacturing and other services; telecommunications; and energy, infrastructure, finance and investment.

VOICESTREAM VOTING AGREEMENT

     In connection with the Spin-off, the Hellman Entities, the Goldman Sachs Entities, the Stanton Entities, Providence and the Hutchison Entities, will enter into a voting agreement (the "VoiceStream Voting Agreement"), similar to the voting agreement with respect to Western Wireless.

     The VoiceStream Voting Agreement provides that the parties thereto shall vote their shares of VoiceStream Common Stock for the election of ten members designated as follows:

          (i) Mr. Stanton, so long as he is the Chief Executive Officer of VoiceStream or he beneficially owns 4,500,000 shares of Common Stock;

          (ii) so long as the Hellman Entities beneficially own at least (A) 9,800,000 shares of VoiceStream Common Stock, two persons designated by the Hellman Entities or (B) 4,500,000 shares of VoiceStream Common Stock, one person designated by the Hellman Entities;

          (iii) so long as the Hutchison Entities beneficially own at least (A) 9,800,000 shares of VoiceStream Common Stock, two persons designated by the Hutchison Entities or (B) 4,500,000 shares of VoiceStream Common Stock, one person designated by the Hutchison Entities;

          (iv) so long as the Goldman Sachs Entities beneficially own at least 4,500,000 shares of VoiceStream Common Stock, one person designated by Goldman Sachs;


          (v) so long as the Stanton Entities and Providence collectively beneficially own at least 4,500,000 shares of VoiceStream Common Stock, one person designated by majority vote of the Stanton Entities and Providence (such designee being in addition to Mr. Stanton if he is then serving on the VoiceStream Board of Directors by reason of being the Chief Executive Officer of VoiceStream or the Stanton Entities' beneficial ownership of at least 4,500,000 shares of VoiceStream Common Stock). The Stanton Entities will agree that (x) so long as Mr. Stanton is serving as Chief Executive Officer or he beneficially owns at least 4,500,000 shares of VoiceStream Common Stock, (y) the Stanton Entities and Providence collectively beneficially own at least 4,500,000 shares of VoiceStream Common Stock, and
     (z) Providence beneficially owns at least 2,500,000 shares of VoiceStream Common Stock, the Stanton Entities shall vote their shares of VoiceStream Common Stock for one member of the VoiceStream Board of Directors designated by Providence; and


          (vi) three members of the VoiceStream Board of Directors selected by a majority of the persons selected as described above.

     In addition, the Hutchison Entities shall have the right to designate an additional director (and the Board shall in each case be expanded by one member to accommodate such new designee) when the Hutchison Entities' aggregate ownership of the VoiceStream Common Stock exceeds each of the following thresholds: 27.25%, 33.33%, 38.5%, 42.9%, 44.67% and 50%. The Goldman Sachs
Entities are limited in their voting power pursuant to provisions of VoiceStream's Articles of Incorporation.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

     The names, ages and positions of the executive officers and directors of VoiceStream on the effective date of the Spin-off are listed below along with their business experience during the past five years. The business address of all officers of VoiceStream is 3650 131st Avenue SE, Bellevue, Washington 98006. The VoiceStream Board of Directors will consist of ten directors. Directors will be elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Executive officers of VoiceStream are appointed by the Board of Directors. No family relationships exist among any of the directors or executive officers of VoiceStream.

                   NAME                      AGE                     POSITION
                   ----                      ---                     --------
John W. Stanton............................  43     Chairman, Director and Chief Executive
                                                    Officer
Robert R. Stapleton........................  41     President and Director
Donald Guthrie.............................  43     Vice Chairman and Director
Cregg B. Baumbaugh.........................  42     Executive Vice President -- Finance,
                                                    Strategy and Development
Alan R. Bender.............................  44     Executive Vice President, General Counsel
                                                    and Secretary
Robert P. Dotson...........................  38     Senior Vice President -- Marketing
Timothy R. Wong............................  43     Senior Vice President -- Engineering
Patricia L. Miller.........................  36     Vice President, Controller and Principal
                                                    Accounting Officer
John L. Bunce, Jr. ........................  40     Director
Mitchell R. Cohen..........................  35     Director
Daniel J. Evans............................  73     Director
Canning Fok................................  47     Director
Jonathan M. Nelson.........................  42     Director
Terence M. O'Toole.........................  40     Director
Hans R. Snook..............................  50     Director

     John W. Stanton has been a director of VoiceStream since February 1998, and has been Chief Executive Officer and Chairman since it was formed in 1994. Mr. Stanton has also been a director, Chief Executive Officer and Chairman of Western Wireless Corporation and its predecessors since 1992. Mr. Stanton served as a director of McCaw Cellular Communications, Inc. ("McCaw") from 1986 to 1994, and as a director of LIN Broadcasting Corporation ("LIN Broadcasting") from 1990 to 1994, during which time it was a publicly traded company. From 1983 to 1991, Mr. Stanton served in various capacities with McCaw, serving as Vice-Chairman of the Board of McCaw from 1988 to September 1991 and as Chief Operating Officer of McCaw from 1985 to 1988. Mr. Stanton is also a member of the Board of Directors of Advanced Digital Information Corporation, Columbia Sportswear, Inc. and SmarTone (Hong Kong). In addition, Mr. Stanton is a trustee of Whitman College, a private college. Mr. Stanton is currently Chairman of the Cellular Telecommunications Industry Association.


     Robert R. Stapleton has been a director of VoiceStream since April 1999 and President of VoiceStream since it was formed in 1994. Effective April 1998, Mr. Stapleton became responsible for all operations of VoiceStream. Mr. Stapleton was President of Western Wireless Corporation and one of its predecessors from 1992 to 1999. From 1989 to 1992, he served in various positions with General Cellular Corporation ("GCC"), including Chief Operating Officer and Vice President of Operations. From 1984 to 1989, Mr. Stapleton was employed by mobile communications subsidiaries of Pacific Telesis, Inc., which now are affiliated with AirTouch.



     Donald Guthrie has been a director of VoiceStream since April 1999 and has been Vice Chairman since February 1998. He served as the Chief Financial Officer of Western Wireless from February 1997 to April 1999. Mr. Guthrie has been Vice Chairman of Western Wireless since November 1995 and will continue to serve in that capacity after the Spin-off. From 1986 to October 1995, he served as Senior Vice President and Treasurer of McCaw and, from 1990 to October 1995, he served as Senior Vice President -- Finance of LIN Broadcasting.

     Cregg B. Baumbaugh will serve as Executive Vice President -- Finance Strategy and Development of VoiceStream as of the effective date of the Spin-off. He served as Senior Vice President -- Corporate Development of VoiceStream and Western Wireless from 1994 to 1999. Mr. Baumbaugh was a director of VoiceStream from its inception in 1994 until February 1998. From November 1989 through the present, he has served in various positions with Western Wireless and its predecessor, including Vice President -- Business Development. From 1986 to 1989, Mr. Baumbaugh was employed by The First Boston Corporation.

     Alan R. Bender will serve as Executive Vice President, General Counsel and Secretary of VoiceStream as of the effective date of the Spin-off. He also will hold such positions with Western Wireless. From 1990 to 1999, he held various positions with Western Wireless, VoiceStream and their respective predecessors, including Senior Vice President and General Counsel from 1994 to 1999. From 1988 to 1990, Mr. Bender was Vice President and Senior Counsel of Equitec Financial Group, Inc., a subsidiary of PacifiCorp Inc.

     Robert P. Dotson will serve as Senior Vice President -- Marketing of VoiceStream as of the effective date of the Spin-off. From 1996 to 1999, he served as Vice President -- Marketing of VoiceStream and Western Wireless Previously, Mr. Dotson held various marketing positions with PepsiCo's KFC restaurant group, serving as Senior Director of Concept Development from 1994 to 1996, Director of International Marketing from 1993 to 1994, Divisional Marketing Director from 1991 to 1993 and Manager of New Product Development and Base Business Marketing from 1989 through 1991.

     Timothy R. Wong will serve as Senior Vice President -- Engineering of VoiceStream as of the effective date of the Spin-off. From 1996 to 1999, he served as Vice President -- Engineering of VoiceStream and Western Wireless. From 1990 to 1995, Mr. Wong held various positions at U S WEST Cellular, serving as Executive Director -- Engineering and Operations from 1994 to 1995, Director of Wireless Systems Engineering in 1993, Manager of International Wireless Engineering in 1992, and Manager -- Systems Design from 1990 to 1991.

     Patricia L. Miller will serve as Vice President, Controller and Principal Accounting Officer of VoiceStream as of the effective date of the Spin-off. From 1998 to 1999, she served as Controller and Principal Accounting Officer of VoiceStream and Western Wireless. From 1993 to 1997, Ms. Miller held various accounting positions with Western Wireless. Prior to 1993, Ms. Miller held various accounting positions with a subsidiary of Weyerhaeuser Company.


     John L. Bunce, Jr. has been a director of VoiceStream since February 1998 and of Western Wireless since it was formed in 1994. Mr. Bunce was a director of GCC from March 1992 to December 1995. Mr. Bunce is a Managing Director of Hellman & Friedman, a private investment firm, having joined Hellman & Friedman as an associate in 1988. Mr. Bunce currently is a director of MobileMedia Corporation, Bonner Slosberg Humphrey, Inc., Falcon Communications L.P., and National Information Consortium.



     Mitchell R. Cohen has been a director of VoiceStream since February 1998 and of Western Wireless since it was formed in 1994. Mr. Cohen was a director of GCC from March 1992 to December 1995. Mr. Cohen is a Managing Director of Hellman & Friedman, having joined Hellman & Friedman as an associate in July 1989. From 1986 to 1989, Mr. Cohen was employed by Shearson Lehman Hutton, Inc. Mr. Cohen currently is a director of MobileMedia and Advanstar, Inc.



     Daniel J. Evans has been a director of VoiceStream since February 1998 and of Western Wireless since 1997. Mr. Evans is the Chairman of Daniel J. Evans Associates, a consulting firm. From 1965 through 1977, Mr. Evans was Governor of the State of Washington. In 1983 he was appointed and then elected to the United States Senate to fill the seat of the late Senator Henry M. Jackson. He serves as a director of Flow International Corporation, Puget Sound Energy, Tera Computer Company, and serves on the Board of Regents of the University of Washington.


     Canning Fok has been a director of VoiceStream since February 1998. For more than five years, Mr. Fok has been Group Managing Director of Hutchison Whampoa Limited, a diversified Hong Kong-based corporation that includes interests in telecommunications businesses, and Chairman of Orange plc. Other appointments include, Chairman of Port of Felixstowe Ltd., Co-Chairman of Husky Oil Ltd., Deputy Chairman of Hongkong Electric Holdings Ltd. and Cheung Kong Infrastructure Holdings Ltd., and Director of Cheung Kong (Holdings) Ltd. Mr. Fok is a chartered accountant.


     Jonathan M. Nelson has been a director of VoiceStream since February 1998 and of Western Wireless since it was formed in 1994. Mr. Nelson has been President and Chief Executive Officer of Providence Equity Partners Inc. (investment advisor) since its inception in 1995 and is a Member of Providence Equity Partners L.L.C. which is the general partner of Providence Equity Partners L.P. and Providence Equity Partners II L.P. He is also Co-Chairman of Providence Ventures Inc. (investment advisor), and a managing general partner of Providence Ventures L.P. which is the general partner of the general partner of Providence Media Partners L.P. (a venture capital fund). Since 1986, Mr. Nelson has been a Managing Director of Narragansett Capital, Inc., a private management company for three separate equity investment funds. Mr. Nelson is currently a director of MetroNet Communications Corporation.


     Terence M. O'Toole has been a director of VoiceStream since February 1998 and of Western Wireless since it was formed in 1994. Mr. O'Toole joined Goldman, Sachs & Co. ("Goldman Sachs") in 1983 and became a Vice President in April 1988, a general partner in November 1992 and a Managing Director in 1996. He is currently a director of AMF Bowling, Inc. and Amscan Holdings, Inc.


     Hans R. Snook has been a director of VoiceStream since February 1998. For more than five years, Mr. Snook has been Group Managing Director of Orange plc, a telecommunications service provider in the United Kingdom, and a director of a separate affiliate of Hutchison.



     Each of the foregoing members of the VoiceStream Board of Directors shall be elected pursuant to the VoiceStream Voting Agreement. See "Item 4. Security Ownership of Certain Beneficial Owners and Management -- VoiceStream Voting Agreement."


ITEM 6. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE


     The following table summarizes the compensation for services rendered during 1998 for VoiceStream's Chief Executive Officer and its next four most highly compensated executive officers (collectively referred to herein as the "Named Executive Officers"). All such compensation was paid by Western Wireless for services performed for Western Wireless and VoiceStream during 1998.


                                                                             LONG-TERM COMPENSATION AWARDS
                                                                         -------------------------------------
                                           ANNUAL COMPENSATION            RESTRICTED               ALL OTHER
             NAME AND               ----------------------------------      STOCK                   COMPEN-
        PRINCIPAL POSITION          FISCAL YEAR   SALARY($)   BONUS($)   AWARDS($)(1)   OPTIONS   SATION($)(2)
        ------------------          -----------   ---------   --------   ------------   -------   ------------
John W. Stanton(3)................     1998        193,542    400,000      521,250       1,000      367,974
Chairman and Chief
Executive Officer
Robert R. Stapleton...............     1998        165,667    200,000      260,625      75,000      186,487
President and Director
Donald Guthrie(3).................     1998        165,667    150,000      260,625      60,000      186,487
Vice Chairman and Director
Cregg B. Baumbaugh................     1998        145,321    110,000      173,750      40,000      125,992
Executive Vice
President -- Finance, Strategy and
Development
Alan R. Bender(3).................     1998        145,321    110,000      173,750      40,000      125,992
Executive Vice President, General
Counsel, and Secretary

---------------
(1) Western Wireless granted 30,000 shares to Mr. Stanton, 15,000 shares to each of Messrs. Stapleton and Guthrie, and 10,000 shares to each of Messrs. Baumbaugh and Bender of Class A Common Stock on January 1, 1998, pursuant to the Executive Restricted Stock Plan. Pursuant to the Services Agreement between Western Wireless and VoiceStream, VoiceStream recorded an allocated portion of deferred compensation based upon the market value of the Western Wireless Common Stock at January 1, 1998, and the price at which the Executive Restricted Stock Plan shares were granted. The shares are restricted until predetermined performance goals are met, including achieving predetermined levels of subscribers, and achieving predetermined levels of cash flow.

(2) Western Wireless and VoiceStream made payments to cover the taxes related to the grant of restricted shares and paid matching contributions to VoiceStream's 401(k) Profit Sharing Plan and Trust.


(3) As of the effective date of the Spin-off, these Executive Officers shall divide their time and responsibilities between VoiceStream and Western Wireless, and their compensation will be shared appropriately.


GRANTS OF STOCK OPTIONS

     For discussion of the stock options that the officers and directors of VoiceStream shall receive in conjunction with the Spin-off, see "Item 1. Agreement and Plan of Distribution; Relationship between Western Wireless and VoiceStream after the Spin-off."

     The following table summarizes the options to purchase Western Wireless Class A Common Stock ("Options") granted during 1998 to each of the Named Executive Officers:

                                                                                              POTENTIAL REALIZABLE
                                                                                                      VALUE
                                                                                                AT ASSUMED ANNUAL
                                                   % OF TOTAL                                         RATES
                                                    OPTIONS                                   OF STOCK APPRECIATION
                                                   GRANTED TO    EXERCISE OR                   FOR OPTION TERM(2)
                                     OPTIONS      EMPLOYEES IN   BASE PRICE     EXPIRATION    ---------------------
              NAME                GRANTED(#)(1)   FISCAL YEAR     ($/SHARE)        DATE        5%($)       10%($)
              ----                -------------   ------------   -----------   ------------   --------   ----------
John W. Stanton.................     1,000(1)         0.10%       $17.3750     Jan. 1, 2008   $ 10,927   $   27,691
Robert R. Stapleton.............    75,000(1)         7.56%       $17.3750     Jan. 1, 2008    819,528    2,076,846
Donald Guthrie..................    60,000(1)         6.05%       $17.3750     Jan. 1, 2008    655,623    1,661,477
Cregg B. Baumbaugh..............    40,000(1)         4.03%       $17.3750     Jan. 1, 2008    437,082    1,107,651
Alan R. Bender..................    40,000(1)         4.03%       $17.3750     Jan. 1, 2008    437,082    1,107,651

---------------
(1) These options have terms of ten years from the date of grant, January 1, 1998, and become exercisable as to 25% of the shares on the first anniversary and an additional 25% every year thereafter until such options are fully exercisable, provided that such officer remains continuously employed by Western Wireless. With respect to the treatment of such options as a result of the Spin-off, see above.

(2) Potential realizable value is based on an assumption that the stock price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect VoiceStream's estimate of future stock price performance.

EXERCISES OF STOCK OPTIONS

     The following table provides information on Option exercises in 1998 by the Named Executive Officers and the value of such officers' unexercised options on December 31, 1998.

                                                               NUMBER OF UNEXERCISED          VALUE OF UNEXERCISED
                                                                    OPTIONS AT                IN-THE-MONEY OPTIONS
                                    SHARES        VALUE         FISCAL YEAR-END(#)           AT FISCAL YEAR-END($)
                                  ACQUIRED ON   REALIZED    ---------------------------   ----------------------------
              NAME                EXERCISE(#)      ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
              ----                -----------   ---------   -----------   -------------   ------------   -------------
John W. Stanton.................         0              0           0          1,000                 0          4,625
Robert R. Stapleton.............    79,800      1,409,997     504,825        147,375      7,360,340.25   1,030,698.75
Donald Guthrie..................         0              0     185,775        113,250      2,790,637.50     774,757.50
Cregg B. Baumbaugh..............    34,500        533,590     186,625         79,375      2,387,463.75     558,006.25
Alan R. Bender..................     1,900         30,343     234,325         79,375      3,227,117.75     558,006.25

COMPENSATION OF DIRECTORS

     Historically, directors of VoiceStream have not received any compensation for serving on the VoiceStream Board of Directors, nor have they been reimbursed for their out-of-pocket expenses incurred in connection with attendance at meetings of, and other activities relating to serving on, the VoiceStream Board of Directors and any committees thereof. Subsequent to the Spin-off, the Board of Directors will consider alternative compensation arrangements for the directors.

EMPLOYMENT AGREEMENTS

     In conjunction with the Spin-off, VoiceStream will assume the existing employment agreements between Western Wireless and Messrs. Stapleton and Baumbaugh. Mr. Stanton and, for a transition period, Messrs. Guthrie and Bender, will serve both VoiceStream and Western Wireless pursuant to their existing employment agreements with Western Wireless. The existing employment agreements with Messrs. Stanton, Guthrie, Stapleton, Bender and Baumbaugh ("Employment Agreements") provide for annual base salaries (as adjusted by the Western Wireless Board of Directors) of $195,000, $168,000, $168,000, $147,500 and
$147,500, respectively, and provide each executive officer an opportunity to earn an annual bonus, as determined by the Board of Directors of VoiceStream, targeted at 100%, 70%, 70%, 60% and 60%, respectively, of annual base compensation. The compensation arrangements for Messrs. Stanton, Guthrie and Bender will be funded by both Western Wireless and VoiceStream on mutually agreeable terms. The Employment Agreements also provide that the contracting employee may be terminated by VoiceStream at any time, with or without cause (as such term is defined in the Employment Agreements); however, in the event of an involuntary termination (as defined therein) for other than cause (1) such executive officer will be entitled to receive a severance payment in an amount equal to any accrued but unpaid existing annual targeted incentive bonus through the date of termination, 12 months of such executive's then base compensation, and an amount equal to 12 months of such executive's existing annual targeted incentive bonus, (2) the employer will, at its expense, make all specified insurance payment benefits on behalf of such executive officer and his or her dependents for 12 months following such involuntary termination and (3) with respect to any stock options previously granted to each executive officer which remain unvested at the time of involuntary termination, there shall be immediate vesting of that portion of each such grant of any unvested stock options equal to the product of the total number of such unvested options under such grant multiplied by a fraction, the numerator of which is the sum of the number of days from the date on which the last vesting of options under such grant occurred to and including the date of termination plus 365, and the denominator of which is the number of days remaining from the date on which the last vesting of options under such grant occurred to and including the date on which the final vesting under such grant would have occurred absent the termination. Mr. Stapleton's agreement provides for an immediate vesting of all options upon his involuntary termination. Among other things, an executive officer's death or permanent disability will be deemed an involuntary termination for other than cause. In addition, each Employment Agreement provides for full vesting of all stock options granted upon a change of control (as such term is in the stock option agreements with the executive officer).

     Pursuant to the terms of each Employment Agreement, each executive officer agrees that during such executive officer's employment and for one year following the termination of such executive officer's employment for any reason, such executive officer will not engage in a business which is substantially the same as or similar to the business of his employer and which competes within the applicable commercial mobile radio services markets serviced by his employer. Mr. Stanton's agreement provides that such prohibition shall not preclude Mr. Stanton's investment in other companies engaged in the wireless communications business or his ability to serve as a director of other companies engaged in the wireless communications business, in each case subject to his fiduciary duties as a director.

INDEMNIFICATION AGREEMENTS


     VoiceStream will enter into an indemnification agreement with each of its executive officers and directors, which shall be separate from such executive officer's employment agreement with VoiceStream or Western Wireless, as the case may be. Pursuant to this indemnification agreement, VoiceStream will agree to indemnify the executive officer or director against certain liabilities arising by reason of the executive officer's or the director's affiliation with VoiceStream.

COMPENSATION COMMITTEE


     VoiceStream intends to establish a compensation committee shortly after the Spin-off. To date, all compensation matters for VoiceStream have been addressed by Western Wireless' Compensation Committee, which is comprised of Mitchell R. Cohen, Daniel J. Evans and Jonathan M. Nelson. Western Wireless's Compensation Committee was formed in July 1994. None of the members at any time served as an officer or employee of VoiceStream. No member of Western Wireless's Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Western Wireless's Board of Directors or Compensation Committee


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     For information relating to the relationship between VoiceStream and Western Wireless and the relationship between Western Wireless and the Hutchison Entities, see "Item 1. Business -- Relationship between VoiceStream and Western Wireless prior to the Spin-off, -- Agreement and Plan of Distribution; Relationship between Western Wireless and VoiceStream After the Spin-Off."

     An affiliate of the Goldman Sachs Entities, which entities are shareholders of VoiceStream, is a member of the syndicate of lenders pursuant to VoiceStream's $1 billion senior credit facility (the "Credit Facility") and has committed to lend to VoiceStream up to an aggregate principal amount of $8.5 million.

     Goldman Sachs served as a consultant in connection with the Hutchison Investment, for which VoiceStream paid it customary fees.

     VoiceStream intends to enter into indemnification agreements with its officers and directors. See "Item 6. Executive Compensation -- Indemnification Agreements."

     VoiceStream believes that the foregoing transactions were on terms as fair to VoiceStream as those which would have been available in arm's-length negotiations. The Credit Facility and the Washington Business Corporation Act contain provisions which limit the terms on which the Company may enter into transactions with its affiliates.

ITEM 8. LEGAL PROCEEDINGS

     There are no material, pending legal proceedings to which VoiceStream or any of its subsidiaries or affiliates is a party or of which any of their property is subject which, if adversely decided, would have a material adverse effect on VoiceStream.

ITEM 9.MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     There is no public market for the VoiceStream Common Stock; however, as part of the Spin-off, VoiceStream will trade on the Nasdaq Stock Market.

     VoiceStream has never declared a cash dividend with respect to its capital stock, and does not anticipate doing so. Whether VoiceStream pays dividends in the future will be subject to the discretion of the VoiceStream Board of Directors and will depend on VoiceStream's and its subsidiaries' operating results, financial requirements, restrictive covenants in lending agreements and other factors as they develop over time.

     Immediately subsequent to the Spin-off: (i) an indeterminate number of shares of VoiceStream Common Stock will be subject to options. The actual number of shares of VoiceStream Common Stock subject to options shall be determined in accordance with the formula set forth under "Item 6. Executive

Compensation -- Grants of Stock Options"; (ii) 535,718 shares of VoiceStream Common Stock will be subject to warrants (See, "Item 11. Description of Registrant's Securities to be Registered"); (iii) all shares of VoiceStream Common Stock that are held by affiliates of VoiceStream will be saleable pursuant to Rule 144 of the Securities Act, however VoiceStream has entered into registration rights agreements with each of these affiliates so that, upon demand, VoiceStream is obligated to register VoiceStream Common Stock held by them (a total of 54,892,457 shares) so that it may be sold without regard to Rule 144 volume limitations; and (iv) no VoiceStream Common Stock will be or proposed to be for sale in a public offering which could have a material effect on the market price of the VoiceStream Common Stock.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     VoiceStream was a wholly owned subsidiary of Western Wireless until the Hutchinson Investment. VoiceStream did not use an underwriter in connection with the Hutchison Investment. VoiceStream effectuated this transaction in accordance with Section 4(2) of the Securities Act of 1933.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


     As of the Effective Date, the authorized capital stock of VoiceStream will consist of 300,000,000 shares of Common Stock, no par value (the "VoiceStream Common Stock") and 50,000,000 shares of preferred stock, no par value (the "VoiceStream Preferred Stock"). There is no VoiceStream Preferred Stock outstanding. As a result of a 7653.1259-for-1 stock split to be effected prior to the Effective Date in the form of a stock dividend, there will be 95,541,623 shares of VoiceStream Common Stock outstanding, with 2 holders of record, Western Wireless (80.1%) and Hutchison (19.9%). On the Effective Date, the 76,531,259 shares held by Western Wireless will be distributed to its shareholders.



     As of the Effective Date, VoiceStream will have outstanding options to acquire a number of shares of its Common Stock. The number of shares subject to options will not be known until after the Effective Date of the spin-off, and will be determined pursuant to the terms of the Distribution Agreement. See "Item 6. Executive Compensation -- Grants of Stock Options." In addition, as of the Effective Date, participants in Cook Inlet PCS are parties to certain Exchange Rights Agreements and have the right to convert or exchange their joint venture interests into 535,718 shares of VoiceStream Common Stock, and participants in CIVS have rights to exchange membership interests into an indeterminate number of shares of VoiceStream Common Stock. There are no other rights outstanding to acquire VoiceStream stock.



     VoiceStream has never declared a cash dividend with respect to its capital stock and does not anticipate paying any dividends on its capital stock in the foreseeable future except with respect to the 12% Preferred Stock described below if and when issued. VoiceStream's debt facilities contain, and the agreements with respect to the 12% Preferred Stock, if and when issued, will contain, certain restrictions on VoiceStream's ability to declare and pay dividends on its capital stock. The declaration and payment of dividends by VoiceStream are subject to the discretion of VoiceStream's Board of Directors. Any determination as to the payment of dividends in the future will depend upon results of operations, capital requirements, restrictions in loan agreements or agreements issued in connection with the sale of VoiceStream's Securities, if any, and such other factors as VoiceStream's Board of Directors may deem relevant.


     VOICESTREAM COMMON STOCK


     The VoiceStream Common Stock has one vote per share. Holders of VoiceStream Common Stock have no cumulative voting rights and no preemptive, subscription or sinking fund rights, except that Hutchison USA has certain preemptive rights that will survive the Spin-off entitling it to acquire a portion of any newly issued equity securities of VoiceStream on the same terms and conditions as such equity securities are being issued to other holders such that Hutchison USA shall be able to retain the same percentage ownership of VoiceStream as existed immediately prior to such issuance. The preemptive right does not apply to any issuances of equity securities in connection with a public sale of equity securities by

VoiceStream; a conversion or exchange of outstanding securities; stock dividends; mergers, acquisitions or other reorganizations in which the then current shareholders of VoiceStream would continue to be the only shareholders of VoiceStream or which is effected to carry out an acquisition transaction; or issuances of equity to employees. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the VoiceStream Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of VoiceStream, holders of Common Stock will be entitled to share ratably in all remaining assets after payment of liabilities and the liquidation preference of any then-outstanding VoiceStream Preferred Stock.

     VoiceStream's Articles of Incorporation permit the redemption of VoiceStream Common Stock from shareholders where necessary to protect VoiceStream's regulatory licenses.

     The Washington Business Act, Section 23B.19 of the Revised Code of Washington, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" (such as a merger or sale of assets) with an "acquiring person" who acquires more than 10% of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction is approved by a majority of the members of the target corporation's board of directors prior to the date of the transaction or unless the aggregate amount of the cash and the market value of non-cash consideration received by holders of outstanding shares of any class or series of stock of the target corporation is equal to certain minimum amounts. VoiceStream's Articles of Incorporation provide that it will be subject to such prohibitions and shall remain subject to such prohibitions even if they are repealed. Such prohibitions do not apply to any shareholders who beneficially own ten percent or more of VoiceStream's outstanding voting securities prior to the Spin-off.

     VOICESTREAM PREFERRED STOCK

     Pursuant to its Articles of Incorporation, VoiceStream will be authorized to issue 50,000,000 shares of VoiceStream Preferred Stock, which may be issued from time to time in one or more classes or series or both upon authorization by VoiceStream's Board of Directors. VoiceStream's Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each class or series of VoiceStream Preferred Stock. The issuance of VoiceStream Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of VoiceStream Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of VoiceStream, discourage bids for VoiceStream Common Stock at a premium or otherwise adversely affect the market price of the VoiceStream Common Stock.


     VoiceStream has reached an agreement in principle with one of its infrastructure equipment vendors whereby such vendor would purchase 400,000 shares of VoiceStream's newly designated and issued 12% cumulative senior exchangeable preferred stock (the "12% Preferred Stock") for an aggregate purchase price of $400 million. If issued on the terms currently contemplated, the 12% Preferred Stock would:



          (i) have a liquidation preference of $1,000 per share plus accumulated and unpaid dividends;



          (ii) accrue dividends payable quarterly at the rate of 12% per annum (payable, at the option of VoiceStream, in cash or additional shares of 12% Preferred Stock during the first five years after issuance);



          (iii) be subject to mandatory redemption on the twelfth anniversary of issuance;



          (iv) be subject to optional redemption at any time on or after the fifth anniversary of the date of issuance at a price of 106% (declining over time to 100%) of the liquidation preference plus accumulated and unpaid dividends (under certain circumstances up to 35% of the shares of the outstanding 12% Preferred Stock would be subject to redemption prior to the third anniversary of issuance for a price of 112% of the liquidation preference plus accumulated and unpaid dividends);



          (v) upon the occurrence of certain events (including, among others, default in the payment of dividends for six quarterly periods and the failure by VoiceStream to comply with the provisions of the 12% Preferred Stock), have the right to elect up to two members of VoiceStream's Board of Directors;



          (vi) restrict VoiceStream from, among other things, incurring indebtedness, sales of assets, distributing dividends or other distributions on stock junior to the 12% Preferred Stock;



          (vii) be required to be registered under the Securities Act of 1933, as amended, within a specified number of days after their issuance or the dividend rate would be increased by 50 basis points per quarter until registered up to a maximum of 2%;



          (viii) would be exchangeable at the option of VoiceStream for notes ("Exchange Notes") in an aggregate principal amount equal to the liquidation preference of the shares being exchanged plus accumulated and unpaid dividends (the Exchange Notes would bear interest at 12% per annum and would be subject to similar rights in favor of VoiceStream and impose similar restrictions on VoiceStream as the 12% Preferred Stock); and



          (ix) require VoiceStream to offer to purchase all outstanding shares of 12% Preferred Stock at a price of 101% of the liquidation preference plus accumulated and unpaid dividends upon a change of control of VoiceStream.



     Although VoiceStream is working diligently with the vendor to prepare formal contracts, there can be no assurance that formal contracts will be executed or that such shares will be issued.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 23B.08.510 of the Revised Code of Washington authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. VoiceStream's Articles of Incorporation and Bylaws require indemnification of VoiceStream's officers and directors to the fullest extent permitted by Washington law. VoiceStream also maintains directors' and officers' liability insurance.

     VoiceStream's By-laws and Articles of Incorporation provide that VoiceStream shall, to the full extent permitted by the Washington Business Corporation Act of the State of Washington, as amended from time to time, indemnify all directors and officers of VoiceStream. In addition, VoiceStream's Articles of Incorporation contains a provision eliminating the personal liability of directors to VoiceStream or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Revised Code of Washington (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

     VoiceStream has entered into separate indemnification agreements with each of its directors and executive officers. See "Item 6. Executive
Compensation -- Employment Agreements."

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The financial statements required as part of this Registration Statement are included beginning on the index page F-1 of this Registration Statement.

ITEM 14.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     During VoiceStream's last two fiscal years there were no changes in or disagreements with accountants on accounting and financial disclosure of the type required to be disclosed in this Item.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

     The financial statements required as part of this Registration Statement are included beginning on the index page F-1 of this Registration Statement.

EXHIBITS

     The following exhibits required by Item 601 of Regulation S-K are attached hereto or incorporated herein by reference:


  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
 2.1         Agreement and Plan of Distribution between Western Wireless
             Corporation and VoiceStream Wireless Corporation dated April
             9, 1999
 3.1         Amended and Restated Articles of Incorporation of
             VoiceStream Wireless Corporation
 3.2         Bylaws of VoiceStream Wireless Corporation
 4.1(8)      Loan Agreement by and among Western PCS Holding Corporation
             TD Securities (USA) Inc., NationsBanc Montgomery Securities
             LLC, Barclays Capital, J.P. Morgan Securities Inc., Chase
             Securities Inc., J.P. Morgan Securities Inc., NationsBanc
             Montgomery Securities LLC, Chase Securities Inc. and Toronto
             Dominion (Texas), Inc. dated June 30, 1995
 4.2(1)      First Amendment To Loan Agreement by and among Western PCS
             Holding Corporation TD Securities (USA) Inc., NationsBanc
             Montgomery Securities LLC, Barclays Capital, J.P. Morgan
             Securities Inc., Chase Securities Inc., J. P. Morgan
             Securities Inc., NationsBanc Montgomery Securities LLC,
             Chase Securities Inc. and Toronto Dominion (Texas), Inc.
             dated November 25, 1998
10.1(2)      Loan Agreement between Western PCS II Corporation and
             Northern Telecom, Inc., dated June 30, 1995
10.2(2)      PCS 1900 Project and Supply Agreement between Western PCS
             Corporation and Northern Telecom Inc., dated June 30, 1995
10.3(2)      First Amendment to Stockholders Agreement by and among
             Western Wireless Corporation and certain of its
             shareholders, Adding as a Party Western PCS Corporation,
             dated November 30, 1994
10.4(2)      Waiver Agreement by and among Western Wireless Corporation,
             Western PCS Corporation and certain of Western Wireless
             Corporation's shareholders, dated November 30, 1994
10.5(2)      Waiver Agreement by and among Western Wireless Corporation,
             Western PCS Corporation and certain of Western Wireless
             Corporation's shareholders, dated February 15, 1996
10.6(2)      Asset Purchase Agreement between Western PCS III License
             Corporation as Buyer and GTE Mobilnet Incorporated as
             Seller, dated January 16, 1996
10.7(2)      Western PCS Corporation Series A Preferred Stock Purchase
             Agreement among Western Wireless Corporation, Western PCS
             Corporation and the Purchasers listed therein, dated April
             10, 1995
10.8(2)      PCS Block "C" Organization and Financing Agreement by and
             among Western PCS BTA I Corporation, Western Wireless
             Corporation, Cook Inlet PV/SS PCS Partners, L.P., Cook Inlet
             Telecommunications, Inc., SSPCS Corporation and Providence
             Media Partners L.P. dated as of November 5, 1995
10.9(2)      Limited Partnership Agreement by and between Cook Inlet
             PV/SS PCS Partners, L.P. and Western PCS BTA I Corporation
             dated as of November 5, 1995

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
10.10(2)     First Amendment to Block "C" Organization and Financing
             Agreement and Cook Inlet Western Wireless PV/SS PCS, L.P.
             Limited Partnership Agreement by and among Western PCS BTA I
             Corporation, Western Wireless Corporation, Cook Inlet PV/SS
             PCS Partners, L.P., Cook Inlet Telecommunications, Inc.,
             SSPCS Corporation and Providence Media Partners L.P. dated as of April 8, 1996
10.11(3)     Second Amendment to Block "C" Organization and Financing
             Agreement and Cook Inlet Western Wireless PV/SS PCS, L.P.
             Limited Partnership Agreement by and among Western PCS BTA I
             Corporation, Western Wireless Corporation, Cook Inlet PV/SS
             PCS Partners, L.P., Cook Inlet Telecommunications, Inc.,
             SSPCS Corporation and Providence Media Partners L.P. dated as of June 27, 1996
10.12(3)     Third Amendment to Block "C" Organization and Financing
             Agreement and Cook Inlet Western Wireless PV/SS PCS, L.P.
             Limited Partnership Agreement and First Amendment to
             Technical Services Agreement by and among Western PCS BTA I
             Corporation, Western Wireless Corporation, Cook Inlet PV/SS
             PCS Partners, L.P., Cook Inlet Telecommunications, Inc.,
             SSPCS Corporation, Providence Media Partners L.P. and Cook
             Inlet Western Wireless PV/SS PCS, L.P., dated July 30, 1996
10.13(3)     Amendment No. 1 to PCS 1900 Supply Agreement between Western
             PCS Corporation and Northern Telecom Inc., dated July 25,
             1996
10.14(3)     Amendment No. 2 to PCS 1900 Supply Agreement between Western
             PCS Corporation and Northern Telecom Inc., dated July 25,
             1996
10.15(4)     Amendment No. 3 to PCS Supply Agreement between Western PCS
             Corporation and Northern Telecom Inc., dated October 14,
             1996
10.16(5)     First Amendment to Loan Agreement, dated as of March 6,
             1997, among Western PCS II Corporation, Northern Telecom
             Inc., NTFC Capital Corporation and Export Development
             Corporation
10.17(5)     Second Amendment to Loan Agreement, dated as of April 15,
             1997, among Western PCS II Corporation, Northern Telecom
             Inc., NTFC Capital Corporation and Export Development
             Corporation
10.18(6)     Purchase Agreement by and among Western PCS Corporation,
             Western Wireless Corporation, Hutchison Telecommunications
             Limited and Hutchison Telecommunications PCS (USA) Limited
             dated October 14, 1997
10.19(6)     Form of Cash Management Agreement by and between Western
             Wireless Corporation and Western PCS Corporation. Form of
             Roaming Agreement by and between Western Wireless
             Corporation and Western PCS Corporation
10.20(6)     Form of Services Agreement by and between Western Wireless
             Corporation and Western PCS Corporation. Form of
             Shareholders Agreement by and among Western Wireless
             Corporation, Hutchison Telecommunications PCS (USA) Limited
             and Western PCS Corporation
10.21(6)     Form of Tax Sharing Agreement by and between Western
             Wireless Corporation and Western PCS Corporation.
10.22(6)     Agreement to Form Limited Partnership dated September 30,
             1997, by and among Western PCS I Iowa Corporation, a
             Delaware corporation, INS Wireless, Inc., an Iowa
             corporation, Western PCS I Corporation, a Delaware
             corporation, and Iowa Network Services, Inc., an Iowa
             corporation
10.23(6)     Iowa Wireless Services, L.P. Limited Partnership Agreement
             dated as of September 30, 1997, by and between INS Wireless,
             Inc., as General Partner, and Western PCS I Iowa
             Corporation, as Limited Partner

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
10.24(7)     Software License Maintenance and Subscriber Billing Services
             Agreement dated June 1997
10.25(7)     First Amendment to Software License, Maintenance and
             Subscriber Billing Services Agreement dated December 1997, between CSC Intelicom, Inc., and Western Wireless
             Corporation
10.26(7)     Letter agreement dated December 16, 1997 between Western
             Wireless Corporation and Intelicom Services Inc. to provide products and services pursuant to the Software License
             Maintenance and Subscriber Billing Services Agreements and
             First Amendment thereto
10.27(8)(10) Amendment Number 4 to PCS 1900 Project and Supply Agreement
             by and between Western PCS Corporation and Northern Telecom
             Inc. dated March 26, 1998
10.28(8)(10) Supply Contract by and between Western PCS Corporation and
             Nokia Telecommunications Inc. dated March 9, 1998
10.29(8)(10) Purchase and Sale Agreement by and between Nokia Mobile
             Phones, Inc. and Western PCS Corporation dated March 9, 1998
10.30(1)     Amendment Number 5 to PCS 1900 Project and Supply Agreement
             between VoiceStream Wireless Corporation and Northern
             Telecom Inc. dated September 17, 1998
10.31(1)     Exchange Rights and Grant Agreement by and among Western PCS
             BTA I Corporation, Western Wireless Corporation, Cook Inlet
             Telecommunications, Inc. and VoiceStream Wireless
             Corporation dated December 17, 1998
10.32(1)     Exchange Rights and Grant Agreement by and among Western PCS
             BTA I Corporation, Western Wireless Corporation, SSPCS
             Corporation and VoiceStream Wireless Corporation dated
             January 19, 1999
10.33(2)     Employment Agreement by and between Robert R. Stapleton and
             Western Wireless Corporation, dated March 12, 1996
10.34(2)     Employment Agreement by and between Cregg B. Baumbaugh and
             Western Wireless Corporation, dated March 12, 1996
10.35(9)     Employment Agreement by and between Timothy Wong and Western
             Wireless Corporation, dated February 10, 1998
10.36(9)     Employment Agreement by and between Robert Dotson and
             Western Wireless Corporation, dated February 10, 1998
10.37        Form of Assignment and Assumption Agreement by and between
             Western Wireless Corporation and VoiceStream Wireless
             Corporation with respect to the Employment Agreement of
             Robert R. Stapleton
10.38        Form of Assignment and Assumption Agreement by and between
             Western Wireless Corporation and VoiceStream Wireless
             Corporation with respect to the Employment Agreement of
             Cregg B. Baumbaugh
10.39        Form of Assignment and Assumption Agreement by and between
             Western Wireless Corporation and VoiceStream Wireless
             Corporation with respect to the Employment Agreement of
             Timothy Wong
10.40        Form of Assignment and Assumption Agreement by and between
             Western Wireless Corporation and VoiceStream Wireless
             Corporation with respect to the Employment Agreement of
             Robert Dotson
10.41        Form of First Amendment to Shareholders Agreement by and
             among VoiceStream Wireless Corporation, Western Wireless
             Corporation, Hutchison Telecommunications Holdings (USA)
             Limited and Hutchison Telecommunications PCS (USA) Limited

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
10.42        Form of Voting Agreement by and among VoiceStream Wireless
             Corporation, Hellman & Friedman Capital Partners II, L.P., H
             & F Orchard Partners, L.P., H & F International Partners,
             L.P., John W. Stanton, Theresa E. Gillespie, PN Cellular,
             Inc., Stanton Family Trust, Stanton Communications
             Corporation, GS Capital Partners, L.P., The Goldman Sachs
             Group, L.P., Bridge Street Fund 1992, L.P., Stone Street
             Fund 1992, L.P., Providence Media Partners L.P., Hutchison
             Telecommunications PCS (USA) Limited, and Hutchison
             Telecommunications Holdings (USA) Limited
10.43        Form of Registration Rights Agreement by and among
             VoiceStream Wireless Corporation, Hellman & Friedman Capital
             Partners II, L.P., H & F Orchard Partners, L.P., H & F
             International Partners, L.P., John W. Stanton, Theresa E.
             Gillespie, PN Cellular, Inc., Stanton Family Trust, Stanton
             Communications Corporation, GS Capital Partners, L.P., The
             Goldman Sachs Group, L.P., Bridge Street Fund 1992, L.P.,
             Stone Street Fund 1992, L.P., and Providence Media Partners
             L.P.
10.44        Cook Inlet/VoiceStream PCS LLC Limited Liability Company
             Agreement by and between Cook Inlet GSM Company and Western
             PCS BTA I Corporation dated February 11, 1999
10.45(6)     Form of Shareholders Agreement by and among VoiceStream
             Wireless Corporation, Western Wireless Corporation,
             Hutchison Telecommunications Holdings (USA) Limited and
             Hutchison Telecommunications PCS (USA) Limited
21.1(1)      Subsidiaries of the Registrant
27.1(1)      Financial Data Schedule


---------------
 (1) Previously filed as an Exhibit to the Form 10 filed with the SEC on February 26, 1999.


 (2) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Registration Statement on Form S-1 (Commission File No. 333-2432) filed with the SEC on March 15, 1996.



 (3) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Registration Statement on Form S-4 (Commission File No. 333-14859) filed with the SEC on October 25, 1996.



 (4) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Form 10-K for the year ended 12/31/96 (Commission File No. 0-28160) filed with the SEC on March 31, 1997.



 (5) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Form 10-Q for the quarter ended 3/31/97 (Commission File No. 0-28160) filed with the SEC on May 9, 1997.



 (6) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Form 10-Q for the quarter ended 9/30/97 (Commission File No. 0-28160) filed with the SEC on November 6, 1997.



 (7) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Form 10-K for the year ended 12/31/97 (Commission File No. 0-28160) filed with the SEC on March 27, 1998.



 (8) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Form 10-Q/A for the quarter ended 6/30/98 (Commission File No. 0-28160) filed with the SEC on August 17, 1998.



 (9) Incorporated by reference to the exhibit filed with Western Wireless' Form 10-Q for the quarter ended 3/31/98 (Commission File No. 0-28160) filed with the SEC on May 11, 1998.



(10) Portions of this exhibit have been omitted and filed separately with the Secretary of the Commission pursuant to the Registrant's Application Requesting Confidential Treatment under Rule 246-2 of the Securities Exchange Act of 1934 filed with the SEC on May 11, 1998.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

       VOICESTREAM WIRELESS CORPORATION CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1997 and 1996..........................   F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1998, 1997 and 1996..............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Schedule I -- Valuation and Qualifying Accounts.............  F-18

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of VoiceStream Wireless Corporation:

     We have audited the accompanying consolidated balance sheets of VoiceStream Wireless Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements and schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VoiceStream Wireless Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of consolidated financial statements is presented for purpose of complying with the Securities and Exchange Commission rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Seattle, Washington
February 18, 1999

                        VOICESTREAM WIRELESS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                                 1998         1997
                                                              ----------    --------
Current assets:
  Cash and cash equivalents.................................  $    8,057    $    337
  Accounts receivable, net of allowance for doubtful
     accounts of $5,715 and $2,040, respectively............      24,766      18,375
  Inventory.................................................      20,182      22,716
  Prepaid expenses and other current assets.................       6,393       8,517
                                                              ----------    --------
          Total current assets..............................      59,398      49,945
Property and equipment, net of accumulated depreciation of
  $151,408 and $73,878, respectively........................     619,280     420,638
Licensing costs and other intangible assets, net of
  accumulated amortization of $13,799 and $7,454,
  respectively..............................................     312,040     315,653
Investments in and advances to unconsolidated affiliates....      60,938      36,055
                                                              ----------    --------
                                                              $1,051,656    $822,291
                                                              ==========    ========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   16,172    $  2,503
  Accrued liabilities.......................................      45,566      24,625
  Construction accounts payable.............................      58,217       6,310
  Payable to Western Wireless...............................       5,071      92,746
                                                              ----------    --------
          Total current liabilities.........................     125,026     126,184
                                                              ----------    --------
Long-term debt..............................................     540,000     300,000
Commitments (Note 8)
Shareholders' equity:
  Preferred stock, par value of $0.001; 10,00 shares
     authorized; no shares issued and outstanding
  Common stock, par value of $0.001, and paid-in capital;
     50,000 shares authorized; 12,484 and 10,000 Class A
     shares issued and outstanding, respectively............     994,789     750,000
  Deficit...................................................    (608,159)   (353,893)
                                                              ----------    --------
          Total shareholders' equity........................     386,630     396,107
                                                              ----------    --------
                                                              $1,051,656    $822,291
                                                              ==========    ========

          See accompanying notes to consolidated financial statements.

                        VOICESTREAM WIRELESS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                          ------------------------------------
                                                             1998          1997         1996
                                                          -----------    ---------    --------
Revenues:
  Subscriber revenues...................................  $   123,966    $  52,360    $  7,794
  Roamer revenues.......................................        3,506          227
  Equipment sales.......................................       40,490       25,143       9,745
                                                          -----------    ---------    --------
          Total revenues................................      167,962       77,730      17,539
                                                          -----------    ---------    --------
Operating expenses:
  Cost of service.......................................       50,978       43,183      12,470
  Cost of equipment sales...............................       77,071       53,469      20,789
  General and administrative............................       75,343       51,678      20,209
  Sales and marketing...................................       85,447       59,466      31,505
  Depreciation and amortization.........................       83,767       66,875      14,395
                                                          -----------    ---------    --------
          Total operating expenses......................      372,606      274,671      99,368
                                                          -----------    ---------    --------
Operating loss..........................................     (204,644)    (196,941)    (81,829)
                                                          -----------    ---------    --------
Other income (expense):
  Interest and financing expense, net...................      (34,118)     (57,558)     (3,607)
  Equity in net loss of unconsolidated affiliates.......      (24,120)      (9,327)       (954)
  Interest income and other.............................        8,616           11          40
                                                          -----------    ---------    --------
          Total other income (expense)..................      (49,622)     (66,874)     (4,521)
                                                          -----------    ---------    --------
          Net loss......................................  $  (254,266)   $(263,815)   $(86,350)
                                                          ===========    =========    ========
Pro forma basic and diluted loss per common share.......  $     (2.75)
                                                          ===========
Weighted average common shares used in computing pro
  forma basic and diluted loss per common share.........   92,387,000
                                                          ===========

          See accompanying notes to consolidated financial statements.

                        VOICESTREAM WIRELESS CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                   COMMON STOCK
                                       -------------------------------------                     TOTAL
                                                              PAR VALUE                      SHAREHOLDERS'
                                       CLASS A SHARES    AND PAID-IN CAPITAL     DEFICIT        EQUITY
                                       --------------    -------------------    ---------    -------------
Balance, January 1, 1996.............      10,000             $151,481          $  (3,728)     $ 147,753
  Additional capital contributions...                           80,250                            80,250
  Net loss...........................                                             (86,350)       (86,350)
                                           ------             --------          ---------      ---------
Balance, December 31, 1996...........      10,000              231,731            (90,078)       141,653
  Additional capital contributions...                          518,269                           518,269
  Net loss...........................                                            (263,815)      (263,815)
                                           ------             --------          ---------      ---------
Balance, December 31, 1997...........      10,000              750,000           (353,893)       396,107
  Issuance of common stock, net......       2,484              244,789                           244,789
  Net loss...........................                                            (254,266)      (254,266)
                                           ------             --------          ---------      ---------
Balance, December 31, 1998...........      12,484             $994,789          $(608,159)     $ 386,630
                                           ======             ========          =========      =========

          See accompanying notes to consolidated financial statements.

                        VOICESTREAM WIRELESS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1998         1997         1996
                                                          ---------    ---------    ---------
Operating Activities:
  Net loss..............................................  $(254,266)   $(263,815)   $ (86,350)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization......................     83,767       66,875       14,395
     Equity in net loss of unconsolidated affiliates....     24,120        9,327          954
     Other, net.........................................        571        1,122           62
     Changes in operating assets and liabilities, net of
       effects from consolidating acquired interests:
       Accounts receivable, net.........................     (6,391)     (12,969)      (5,406)
       Inventory........................................      2,534       (2,581)     (20,135)
       Prepaid expenses and other current assets........      2,124       (4,957)      (1,899)
       Accounts payable.................................     13,669       (8,068)       9,419
       Accrued liabilities..............................     20,941       16,937        7,688
                                                          ---------    ---------    ---------
     Net cash used in operating activities..............   (112,931)    (198,129)     (81,272)
                                                          ---------    ---------    ---------
Investing activities:
  Purchase of property and equipment....................   (206,503)    (264,432)    (234,362)
  Additions to licensing costs and other intangible
     assets.............................................    (12,871)     (71,634)     (84,113)
  Acquisition of wireless properties, net of cash
     acquired...........................................                  (4,645)
  Investments in and advances to unconsolidated
     affiliates, net....................................    (34,259)     (37,240)      (1,492)
  Deposit held by FCC...................................                              (23,500)
  Refund of deposit held by FCC.........................                   7,749
     Other..............................................                                  880
                                                          ---------    ---------    ---------
       Net cash used in investing activities............   (253,633)    (370,202)    (342,587)
                                                          ---------    ---------    ---------
Financing activities:
  Proceeds from issuance of common stock, net...........    244,789
  Additions to long-term debt...........................    540,000      157,000      130,000
  Repayment of long term-debt...........................   (300,000)
  Advances from (repayment to) Western Wireless, net....   (105,446)     406,254      219,000
  Deferred financing fees...............................     (5,059)
  Equity contributions from Western Wireless............                               80,250
                                                          ---------    ---------    ---------
     Net cash provided by financing activities..........    374,284      563,254      429,250
                                                          ---------    ---------    ---------
Change in cash and cash equivalents.....................      7,720       (5,077)       5,391
Cash and cash equivalents, beginning of year............        337        5,414           23
                                                          ---------    ---------    ---------
Cash and cash equivalents, end of year..................  $   8,057    $     337    $   5,414
                                                          =========    =========    =========

          See accompanying notes to consolidated financial statements.

                        VOICESTREAM WIRELESS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. ORGANIZATION

     VoiceStream Wireless Corporation ("VoiceStream") was formed in 1994 as "Western PCS Corporation". VoiceStream is an 80.1% owned subsidiary of Western Wireless Corporation ("Western Wireless"). The remaining 19.9% is indirectly owned by Hutchison Whampoa Limited, a Hong Kong company. VoiceStream provides wireless communications services in urban markets in the United States through the ownership and operation of personal communications services ("PCS") licenses. VoiceStream has commenced commercial operations in ten markets under the VoiceStream(R) brand name using the GSM technology. Additionally, VoiceStream PCS services are offered in three additional markets in conjunction with joint ventures.

     VoiceStream expects to incur significant operating losses and to generate negative cash flows from operating activities during the next several years while it expands its PCS systems and customer base. These losses are expected to be financed through borrowings or the issuance of new debt or additional equity. There can be no assurance that such funds will be available to VoiceStream on acceptable or favorable terms.

     On February 8, 1999, Western Wireless announced its intention to separate VoiceStream from Western Wireless' other operations (the "Spin-off"). Western Wireless has received a favorable ruling by the Internal Revenue Service for a tax free spin-off, and the approval by its board of directors to take the necessary steps to complete the Spin-off. Western Wireless will distribute all of its interest in VoiceStream to its shareholders upon the Spin-off. Although VoiceStream has been operated separately from Western Wireless' other operations and has been a separate legal entity since its inception, the Spin-off will establish VoiceStream as a stand-alone entity with objectives separate from those of Western Wireless. The Spin-off is subject to numerous conditions including, among others, the receipt of certain government and third party approvals. There is no assurance that such conditions will be met to complete the Spin-off. See further information on the relationship between VoiceStream and Western Wireless in footnote 15.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation

     The consolidated financial statements include the accounts of VoiceStream, its wholly owned subsidiaries and its affiliate investments in which VoiceStream has a greater than 50% interest. All affiliate investments in which VoiceStream has between a 20% and 50% interest are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

     Cash and cash equivalents

     Cash and cash equivalents generally consist of cash and marketable securities that have original maturity dates not exceeding three months. Such investments are stated at cost, which approximates fair value.

     Revenue recognition

     Service revenues based on customer usage are recognized at the time the service is provided. Access and special feature service revenues are recognized when earned. Sales of equipment, primarily handsets, are recognized when the goods are delivered to the customer.

     Inventory

     Inventory consists primarily of handsets and accessories. Inventory is stated at the lower of cost or market, determined on a first-in, first-out basis.

                        VOICESTREAM WIRELESS CORPORATION

     Property and equipment and depreciation

     Property and equipment are stated at cost. Depreciation commences once the assets have been placed in service and is computed using the straight-line method over the estimated useful lives of the assets which primarily range from three to twenty years.

     Licensing costs and other intangible assets and amortization

     Licensing costs primarily represent costs incurred to acquire PCS licenses issued by the FCC. Amortization begins with the commencement of service to customers and is computed using the straight-line method over 40 years. Other intangible assets consist primarily of deferred financing costs. Deferred financing costs are amortized using the effective interest method over the term of the loan.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," VoiceStream periodically evaluates whether there has been any indication of impairment of its long-lived assets, including its licensing costs and other intangibles. As of December 31, 1998, there has been no indication of such impairment.

     Capitalized interest

     VoiceStream's PCS licenses and wireless communications systems represent qualified assets pursuant to SFAS No. 34, "Capitalization of Interest Cost." VoiceStream capitalized interest of $1.8 million in 1998 and $4.0 million in 1997.

     Income taxes

     Deferred tax assets and liabilities are recognized based on temporary differences between the financial statements and the tax bases of assets and liabilities using enacted tax rates expected to be in effect when they are realized. A valuation allowance against deferred tax assets is recorded, if, based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. For income tax purposes, VoiceStream's results have been included in the consolidated federal income tax return of Western Wireless. The provision/benefit for income taxes has been computed as if VoiceStream filed a separate federal income tax return using the tax rate applicable to Western Wireless on a consolidated basis. After the Spin-off, VoiceStream's results of operations will no longer be included in Western Wireless' consolidated tax return.

     Loss per common share

     Basic and diluted loss per common share is calculated using the weighted average number of common shares outstanding during the period. The number of shares outstanding is calculated based on the requirements of SFAS No. 128, "Earnings Per Share." Proforma net loss per share for 1998 is calculated based on shares of VoiceStream common stock which are expected to be outstanding at the date of the Spin-off. Given the historical capital structure of VoiceStream as a subsidiary of Western Wireless and the changes therein to be effected by the Spin-off, historical loss per share amounts are not presented in the financial statements of VoiceStream as they are not considered to be meaningful.

     Fair value of financial instruments

     As required under the Credit Facility (as defined in Note 7), VoiceStream enters into interest rate swap and cap agreements to manage interest rate exposure pertaining to long-term debt. VoiceStream has only limited involvement with these financial instruments, and does not use them for trading purposes. In addition, VoiceStream has historically held derivative financial instruments to maturity and has never

                        VOICESTREAM WIRELESS CORPORATION
recognized a material gain or loss on disposal. It is VoiceStream's intent to hold existing financial instruments to maturity. Interest rate swaps are accounted for on an accrual basis, the income or expense of which is included in interest expense. Premiums paid to purchase interest rate cap agreements are classified as an asset and amortized to interest expense over the terms of the agreements. These transactions do not subject VoiceStream to risk of loss because gains and losses on these contracts are offset against losses and gains on the underlying liabilities. No collateral is held in relation to VoiceStream's financial instruments.

     The carrying value of VoiceStream's short-term financial instruments approximates fair value due to the short maturity of these instruments. The fair value of long-term debt is based on incremental borrowing rates currently available on loans with similar terms and maturities.

     Supplemental cash flow disclosure

     Cash paid for interest (net of amounts capitalized) was $26.8 million in 1998 and $17.8 million in 1997. Cash paid for interest in 1996 was offset entirely by amounts capitalized.

     Non-cash investing and financing activities were as follows (dollars in thousands):

                                                                FOR YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1998        1997      1996(1)
                                                              -------    --------    --------
Contribution of wireless licenses to joint ventures.........  $14,744
Conversion of FCC deposit to wireless license...............             $ 17,251
Conversion of payable to Western Wireless to equity (See
  Note 14)..................................................             $518,269

---------------
(1) There were no non-cash investing or financing activities in 1996.

     Estimates used in preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Reclassifications

     Certain amounts in prior year's financial statements have been reclassified to conform with the 1998 presentation.

     Recently issued accounting standards

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires the recognition of all derivatives as either assets or liabilities and the measurement of those instruments at fair value. The required adoption period is effective for the issuance of VoiceStream's March 31, 2000, quarterly financial statements. The implementation of SFAS No. 133 is not expected to have a material impact on VoiceStream's financial position or results of operations.

     The American Institute of Certified Public Accountants recently issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." This SOP provides guidance on the financial reporting of start-up costs and organizational activities. It requires costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is not expected to materially affect the financial

                        VOICESTREAM WIRELESS CORPORATION
position or results of operations of the Company. The required adoption period is effective for the issuance of VoiceStream's December 31, 1999, financial statements.

     Stock-based compensation plans:

     VoiceStream has not historically had stock-based compensation plans separate from Western Wireless. However, VoiceStream intends to adopt its own stock plans upon the Spin-off. VoiceStream will apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in measuring compensation costs for its stock options after the Spin-off. VoiceStream will disclose pro forma net income (loss) and net income
(loss) per share as if compensation costs had been determined consistent with the SFAS No. 123, "Accounting for Stock-based Compensation". VoiceStream has no stock options outstanding as of December 31, 1998.

 3. PROPERTY AND EQUIPMENT

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------    ---------
                                                              (DOLLARS IN THOUSANDS)
Land, buildings, and improvements...........................  $  15,549     $ 11,168
Wireless communications systems.............................    459,710      391,269
Furniture and equipment.....................................     57,840       39,419
                                                              ---------     --------
                                                                533,099      441,856
Less accumulated depreciation...............................   (151,408)     (73,878)
                                                              ---------     --------
                                                                381,691      367,978
Construction in progress....................................    237,589       52,660
                                                              ---------     --------
                                                              $ 619,280     $420,638
                                                              =========     ========

     Depreciation expense was $77.6 million in 1998, $61.2 million in 1997 and $12.6 million in 1996.

 4. LICENSING COSTS AND OTHER INTANGIBLE ASSETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Licensing costs.............................................  $320,834     $322,606
Other intangible assets.....................................     5,005          501
                                                              --------     --------
                                                               325,839      323,107
Accumulated amortization....................................   (13,799)      (7,454)
                                                              --------     --------
                                                              $312,040     $315,653
                                                              ========     ========

     Amortization expense was $6.2 million in 1998, $5.7 million in 1997 and $1.8 million in 1996.

 5. INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

     A subsidiary of VoiceStream holds a 49.9% interest in Cook Inlet Western Wireless PV/SS PCS, LP ("Cook Inlet PCS"). Cook Inlet PCS is subject to the FCC's build-out requirements and will require significant additional amounts to complete the build-out of its PCS systems and to meet the government debt service requirements on the C and F Block licenses. The potential sources of such additional funding include vendor loans, loans or capital contributions by the partners of Cook Inlet PCS or other third party financing. VoiceStream funded the operations of Cook Inlet PCS during 1998 and 1997 through loans evidenced by promissory notes which are due 180 days after the date of issuance. The weighted average

                        VOICESTREAM WIRELESS CORPORATION
interest rate was 15% for 1998 and 1997. All promissory notes that have come due were replaced with new promissory notes. The total investment in Cook Inlet PCS, including advances under such promissory notes, was $47.9 million at December 31, 1998, and $36.1 million at December 31, 1997.

     During the second quarter of 1998, Cook Inlet PCS, participated in the C Block restructuring options provided by the FCC. The FCC provided for various options, including: (1) to return to the FCC entire licenses purchased in the C Block auction and be relieved of 100% of the related debt ("Amnesty"); and (2) to return 15 MHz, from a total of 30 MHz, of the licenses purchased in the auction and be relieved of one half of the related debt ("Disaggregation"). Of the licenses purchased in the C Block auction, Cook Inlet PCS chose Amnesty for two BTA licenses and Disaggregation for 11 BTA licenses. This resulted in a reduction of Cook Inlet PCS's debt of $29.1 million and a gain of $3.9 million, due to the retroactive adjustment of interest due on the related debt, the effect of which reduced the equity losses picked up by VoiceStream for the second quarter.

     In September 1997, a wholly owned subsidiary of VoiceStream and a subsidiary of Iowa Network Services, Inc., formed a limited partnership to build and operate a PCS network under the VoiceStream brand name covering certain metropolitan areas in Iowa and the major interstate and state highways linking such areas. In 1998 VoiceStream contributed certain licenses that it purchased in the FCC's A and D Block auctions for approximately $12.3 million to the venture for an approximate 38% ownership interest.

     In July 1998, VoiceStream entered into an agreement to form a joint venture with STPCS Investment, LLC and Americall International, LLC that will operate certain PCS markets in south Texas under the VoiceStream brand name. VoiceStream contributed certain licenses that it purchased in the FCC's D Block auction for approximately $2.5 million to the venture for an approximate 18% ownership interest.

 6. ACCRUED LIABILITIES

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Accrued payroll and benefits................................   $ 6,558      $ 1,504
Accrued advertising and marketing...........................     2,252        2,654
Accrued interest expense....................................     2,823          797
Accrued property taxes......................................    21,482       10,066
Accrued interconnect charges................................     3,986        1,865
Other.......................................................     8,465        7,739
                                                               -------      -------
                                                               $45,566      $24,625
                                                               =======      =======

 7. LONG-TERM DEBT

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Credit Facility:
Revolver....................................................  $290,000
Term Loan...................................................   250,000
Vendor Facility.............................................               $300,000
                                                              --------     --------
                                                              $540,000     $300,000
                                                              ========     ========

                        VOICESTREAM WIRELESS CORPORATION

     In June 1998, a wholly owned subsidiary of VoiceStream (the "Borrower") entered into a $1 billion credit facility with a consortium of lenders (the "Credit Facility"). The Credit Facility consists of $500 million in revolving credit and $250 million in a delayed draw term loan (collectively the "Revolver"), and a term loan (the "Term Loan") for $250 million. Beginning September 2001, the amount available to borrow under the Revolver and the principal balance of the Term Loan are to be reduced by various percentages each year. The Revolver and the Term Loan are due in their entirety on December 31, 2006, and June 30, 2007, respectively. The Credit Facility also contains certain financial covenants, which, among other things, impose limitations on the amount of indebtedness, limit the amount of capital spending and impose limitations on acquisitions and investments. The repayment of the Credit Facility is secured by, among other things, the grant of a security interest in substantially all of the assets of the Borrower and its subsidiaries.

     Under the Credit Facility, interest is payable at an applicable margin in excess of a prevailing rate. The prevailing rate is based on the prime rate or LIBOR at the Borrower's option. The applicable margin on the Credit Facility is determined quarterly based on certain events and the leverage ratio of the Borrower. The weighted average interest rate on all of VoiceStream's debt, including the appropriate margin, was 8.76% in 1998 and 8.20% in 1997. As of December 31, 1998, all loans under the Credit Facility had been borrowed using the LIBOR option. The Credit Facility also provides for an annual fee ranging from 0.375% to 0.5% on the unused commitment, payable quarterly.

     The Credit Facility requires VoiceStream to enter into interest rate swap and cap agreements to manage the interest rate exposure pertaining to borrowings under the Credit Facility. VoiceStream had entered into interest rate caps and swaps with a total notional amount of $295 million at December 31, 1998. Generally these instruments have initial terms ranging from 1 to 4 years and effectively convert variable rate debt to fixed rate. The weighted average interest rate under these agreements was approximately 6.11% in 1998. The amount of unrealized gain or loss attributable to changing interest rates at December 31, 1998, was not material.

     Interest only payments are required through June 30, 2001. Commencing September 30, 2001, and at the end of each calendar quarter thereafter, VoiceStream is required to make payments on the principal amount outstanding under the Credit Facility in increasing quarterly installments.

     Immediately after entering into the Credit Facility, the Borrower paid off, in its entirety, the balance owed under the $300 million Vendor Facility.

     The aggregate amounts of principal maturities of VoiceStream's long-term debt at December 31, 1998, are as follows:

                                                    (DOLLARS IN THOUSANDS)
Year ending December 31,
1999............................................           $      0
2000............................................                  0
2001............................................             17,000
2002............................................             31,500
2003............................................             46,000
Thereafter......................................            445,500
                                                           --------
                                                           $540,000
                                                           ========

 8. COMMITMENTS

     VoiceStream leases various facilities, cell site locations, rights-of-way and equipment under operating lease agreements. The leases expire at various dates through the year 2027. Some leases have options to

                        VOICESTREAM WIRELESS CORPORATION
renew for additional periods up to 25 years. Certain leases require VoiceStream to pay property taxes, insurance and normal maintenance costs. Significantly all of VoiceStream's leases have fixed minimum lease payments. VoiceStream has no significant capital lease liabilities.

     Future minimum payments required under operating leases and agreements that have initial or remaining noncancellable terms in excess of one year at December 31, 1998, are summarized below:

                                                    (DOLLARS IN THOUSANDS)
Year ending December 31,
1999............................................           $ 24,495
2000............................................             23,489
2001............................................             19,271
2002............................................             11,878
2003............................................              7,935
Thereafter......................................             14,466
                                                           --------
                                                           $101,534
                                                           ========

     Aggregate rental expense for all operating leases was approximately $21.3 million in 1998, $18.0 million in 1997 and $7.7 million in 1996.

     In order to ensure adequate supply and availability of certain inventory requirements and service needs, VoiceStream has committed to purchase PCS equipment from various suppliers. The aggregate amount of these commitments total approximately $450 million. At December 31, 1998, VoiceStream has ordered approximately $338 million under all of these agreements, of which approximately $12 million is outstanding.

     VoiceStream and its affiliates have various other purchase commitments for materials, supplies and other items incident to the ordinary course of business which are neither significant individually nor in the aggregate. Such commitments are not at prices in excess of current market value.

9. INCOME TAXES

     Significant components of deferred income tax assets and liabilities, net of tax, are as follows:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
                                                              ----------------------
Deferred tax assets:
Net operating loss carryforwards............................  $ 282,002    $ 165,850
Other temporary differences.................................     13,459        6,142
                                                              ---------    ---------
Total deferred tax assets...................................    295,461      171,992
Valuation allowance.........................................   (243,049)    (142,775)
                                                              ---------    ---------
Deferred tax liabilities:
Property and wireless licenses basis differences............    (52,412)     (29,217)
                                                              ---------    ---------
                                                              $       0    $       0
                                                              =========    =========

     VoiceStream had approximately $707 million of net operating loss ("NOL") carryforwards at December 31, 1998. The NOLs will expire between 2010 and 2018. The valuation allowance increased approximately $100 million in 1998, $105 million in 1997 and $37 million in 1996.

     Management believes that available objective evidence creates sufficient uncertainty regarding the realization of the net deferred tax assets. Such factors include recurring operating losses resulting primarily

                        VOICESTREAM WIRELESS CORPORATION
from the development of VoiceStream's PCS business. Accordingly, a valuation allowance has been provided for the net deferred tax assets of VoiceStream.

     The difference between the statutory tax rate of approximately 40% (35% federal and 5% state, net of federal benefits) and the tax benefit of zero recorded by VoiceStream is primarily due to VoiceStream's full valuation allowance against its net deferred tax assets. VoiceStream's ability to utilize the NOLs in any given year may be limited by certain events, including a significant change in ownership interest.

     After the Spin-off, the NOL carryforwards resulting from VoiceStream's cumulative tax losses will remain with VoiceStream. Pursuant to a tax sharing agreement entered into at the time of the Hutchison Transaction (as defined in Note 14), VoiceStream will pay Western Wireless an amount representative of the tax benefit of NOLs generated while VoiceStream was a wholly-owned subsidiary of Western Wireless. This payment will not exceed $20 million, net of taxes.

10. STOCK-BASED COMPENSATION PLANS

     VoiceStream has no stock options outstanding, nor does it have an option plan in place as of December 31, 1998. After the Spin-off, VoiceStream intends to have its own stock option plans that are substantially similar to the plans that are currently administered by Western Wireless. In connection with the Spin-off, (1) Western Wireless option holders will receive one vested VoiceStream option and one vested Western Wireless option for each existing vested Western Wireless option at the Spin-off; and (2) Western Wireless option holders who become VoiceStream employees will receive for each unvested Western Wireless option at the Spin-off a number of unvested VoiceStream options. It is anticipated the unvested options will have materially the same vesting schedule and expiration dates as the original options issued by Western Wireless. Proforma disclosures required under SFAS 123 are not presented as the number of VoiceStream options as of the Spin-off is not yet ascertainable.

11. EMPLOYEE BENEFIT PLANS

     VoiceStream does not have any employee benefit plans of its own as of December 31, 1998, because all of the individuals performing services for VoiceStream are employees of Western Wireless. Accordingly these employees were covered under Western Wireless' benefit plans, including defined contribution
(401K) plan. Upon the Spin-off, all individuals that perform services for VoiceStream will become employees of VoiceStream. VoiceStream will establish its own employee benefit plans, including a 401K plan. The 401K plan will be substantially similar to Western Wireless' plan presently in effect and will give participants credit for service as Western Wireless employees.

12. ACQUISITIONS AND CERTAIN TRANSACTIONS

     In March 1998, VoiceStream was granted 16 Local Multipoint Distribution Service (LMDS) licenses that it was the high bidder on in an FCC auction. VoiceStream paid approximately $8.7 million for these licenses.

     In October 1997, VoiceStream acquired from Triad Corporation, Triad Cellular L.P. and certain of their affiliates various D and E Block PCS licenses for an aggregate purchase price of approximately $4.6 million. This transaction was accounted for using the purchase method.

                        VOICESTREAM WIRELESS CORPORATION

13. SELECTED QUARTERLY INFORMATION

     Selected quarterly consolidated financial information for the years ended December 31, 1998 and 1997 is as follows (unaudited):

                                                       TOTAL      OPERATING
                   QUARTER ENDED                      REVENUES      LOSS       NET LOSS
                   -------------                      --------    ---------    --------
                                                           (DOLLARS IN THOUSANDS)
March 31, 1998......................................  $29,883     $(48,233)    $(64,301)
June 30, 1998.......................................  $36,508     $(50,412)    $(56,794)
September 30, 1998..................................  $46,186     $(48,845)    $(61,463)
December 31, 1998...................................  $55,385     $(57,154)    $(71,708)

March 31, 1997......................................  $11,302     $(39,074)    $(46,907)
June 30, 1997.......................................  $18,870     $(53,621)    $(67,884)
September 30, 1997..................................  $23,292     $(52,172)    $(73,761)
December 31, 1997...................................  $24,266     $(52,074)    $(75,263)

14. HUTCHISON TRANSACTION


     In February 1998 Hutchison Telecommunications Limited ("HTL") through a subsidiary of HTL (the "HTL Sub") purchased 19.9% of VoiceStream for an aggregate purchase price of $248.4 million ("the Hutchison Transaction"). Western Wireless amended certain outstanding financing agreements to which it is subject, and unless otherwise agreed to by HTL Sub and Western Wireless, neither Western Wireless nor VoiceStream shall have any liability regarding any indebtedness of the other. The HTL Sub designated two directors to a ten person Board of Directors who have approval rights over certain transactions of VoiceStream.


     In connection with this transaction, Western Wireless was required to invest $750 million of equity in VoiceStream. In the fourth quarter of 1997, approximately $518.3 million of the advances made by Western Wireless to VoiceStream were converted to equity to comply with this requirement. In addition, this agreement required that any additional investment made by Western Wireless over $750 million was to be reimbursed from the proceeds of HTL's investment in VoiceStream. This reimbursement occurred in February 1998 when the $248.4 million investment by HTL was received by VoiceStream.

15. RELATED PARTY TRANSACTIONS

     Prior to the first quarter of 1998, VoiceStream relied on advances from Western Wireless and borrowings under the Vendor Facility to fund its operations and capital expansion. VoiceStream received $406.3 million in advances from Western Wireless in 1997. As a result of the Hutchison Transaction and the Credit Facility, VoiceStream was able to repay $105.4 million to Western Wireless in 1998. Interest charges were incurred on the long-term portion of advances made to VoiceStream by Western Wireless prior to the Hutchinson Transaction. The interest rates charged on these advances ranged between 8.0% and 11.1%, and were based on the average interest rates incurred by Western Wireless on all of its outstanding debt during the period.

     VoiceStream's financial statements include an allocation of certain centralized general and administrative costs and assets that were incurred by Western Wireless and benefit all of its operations, including those of VoiceStream. Such centralized items include the costs of customer service and accounting as well as the assets to support these functions. These items are allocated to the respective operational units in a manner that reflects the relative time devoted to each of the operational units. VoiceStream was allocated costs of $33.3 million in 1998 and $29.1 million in 1997 and assets of $14.5 million in 1998 and $19.1 million in 1997. Management believes that the financial information

                        VOICESTREAM WIRELESS CORPORATION
presented fairly reflects the results of operations had VoiceStream been a stand alone entity. Therefore, no proforma presentation is provided. Management believes that allocations reflected in the financial statements are reasonable, however, the financial information included herein is not necessarily indicative of the financial position, results of operations or cash flows of VoiceStream in the future.


     Subsequent to the Hutchison Transaction, as a subsidiary of Western Wireless, VoiceStream continued to utilize certain centralized functions of Western Wireless. This activity was reimbursed on a regular basis (less than 30 days). The payable to Western Wireless at December 31, 1998, represents those activities that had not yet been reimbursed as of that date.


16. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

     The condensed financial information presented below represents the balance sheet, statement of operations and cash flows of VoiceStream as if the subsidiary that is restricted under the Credit Facility (footnote 7) was an unconsolidated entity. VoiceStream less this subsidiary is referred to as "Parent Company Only". VoiceStream's ownership in such subsidiary has been reflected in this condensed financial information as if the investment was accounted for using the equity method.


                                                                   DECEMBER 31,
                                                              ----------------------
                 CONDENSED BALANCE SHEETS:                      1998         1997
                 -------------------------                    ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Current assets..............................................  $      16    $     290
Property and equipment, net of accumulated depreciation of
  $57.......................................................      2,398
Licensing costs and other intangible assets.................     74,200       66,033
Investments in and advances to affiliates...................    311,226      329,901
                                                              ---------    ---------
          Total assets......................................  $ 387,840    $ 396,224
                                                              =========    =========
Current liabilities.........................................  $   1,210    $     117
Common stock, par value of $0.001, and paid-in capital;
  50,000 shares authorized; 12,484 and 10,000 Class A shares
  issued and outstanding, respectively......................    994,789      750,000
Deficit.....................................................   (608,159)    (353,893)
                                                              =========    =========
          Total debt and shareholders' equity...............  $ 387,840    $ 396,224
                                                              =========    =========

                        VOICESTREAM WIRELESS CORPORATION

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1998         1997         1996
                                                          ---------    ---------    ---------
CONDENSED STATEMENTS OF OPERATIONS:
Operating expenses......................................  $     354
                                                          ---------
Operating loss..........................................       (354)
Other income (expense)
Interest and financing expense, net.....................       (540)   $  (2,443)
Equity in net loss of affiliates........................   (259,755)    (261,372)   $ (86,350)
Other, net..............................................      6,383
                                                          ---------    ---------    ---------
Other income (expense)..................................   (253,912)    (263,815)     (86,350)
                                                          ---------    ---------    ---------
Net loss................................................  $(254,266)   $(263,815)   $ (86,350)
                                                          =========    =========    =========

CONDENSED STATEMENTS OF CASH FLOWS:
Operating activities:
  Net loss..............................................  $(254,266)   $(263,815)   $ (86,350)
  Adjustments to reconcile net loss to net cash provided
     by (used in) operating activities:
  Equity in net loss of affiliates......................    259,755      261,372       86,350
  Other.................................................        294         (173)
                                                          ---------    ---------    ---------
  Net cash provided by (used in) operating activities...      5,783       (2,616)           0
                                                          ---------    ---------    ---------
Investing activities:
  Purchase of property and equipment....................     (1,422)
  Additions to licensing costs and other intangible
     assets.............................................     (8,744)     (43,851)        (585)
  Investments in and advances to affiliates.............   (134,960)    (362,891)    (275,165)
  Acquisition of wireless properties....................                  (4,645)
  (Payment) refund of FCC deposit.......................                   7,749      (23,500)
                                                          ---------    ---------    ---------
  Net cash used in investing activities.................   (145,126)    (403,638)    (299,250)
                                                          ---------    ---------    ---------
Financing activities:
  Equity contributions..................................    244,789                    80,250
  Advances from (repayment to) affiliate, net...........   (105,446)     406,254      219,000
                                                          ---------    ---------    ---------
  Net cash provided by financing activities.............    139,343      406,254      299,250
                                                          ---------    ---------    ---------
Change in cash and cash equivalents.....................          0            0            0
Cash and cash equivalents, beginning of year............          0            0            0
                                                          ---------    ---------    ---------
Cash and cash equivalents, end of year..................  $       0    $       0    $       0
                                                          =========    =========    =========

                        VOICESTREAM WIRELESS CORPORATION

                  SCHEDULE I VALUATION AND QUALIFYING ACCOUNTS
              ACCOUNTS RECEIVABLE ALLOWANCE FOR DOUBTFUL ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                BALANCE AT        CHARGED TO COSTS   DEDUCTIONS    BALANCE AT
               DESCRIPTION                  BEGINNING OF PERIOD     AND EXPENSES        (1)       END OF PERIOD
               -----------                  -------------------   ----------------   ----------   -------------
Year ended December 31, 1998..............        $2,040              $12,780         $(9,105)       $5,715
                                                  ======              =======         =======        ======
Year ended December 31, 1997..............        $  747              $ 6,628         $(5,335)       $2,040
                                                  ======              =======         =======        ======
Year ended December 31, 1996..............        $    0              $   747         $     0        $  747
                                                  ======              =======         =======        ======

---------------

(1) Write-offs, net of bad debt recovery.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                                          VOICESTREAM WIRELESS CORPORATION

                                          By: /s/ JOHN W. STANTON
                                            ------------------------------------
                                              John W. Stanton
                                              Chairman and Chief Executive
                                              Officer

Date April 13, 1999